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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiero BBVA Bancomer SA de CV

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JUL 15 2002
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DATE : 7/1/02



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02 JUL -1 AM 11:34 6-31-01

Grupo Financiero BBVA Bancomer SA de CV

AnnualReport2001

BBVA Bancomer

BBVA Bancomer

Grupo Financiero BBVA Bancomer (BBVA Bancomer or the Group) is the leading private financial institution in Mexico and the largest in Latin America in terms of deposits, client base and market capitalization. As of December 31, 2001, the Group's assets totaled 426.0 billion Pesos.

The Group's main subsidiary is Bancomer, a leading banking institution in Mexico, which operates under a universal banking model, offering products and services to over 9 million customers through segmented distribution networks.

The Group's main shareholder is Banco Bilbao Vizcaya Argentaria (BBVA), the largest financial group in Spain and third-largest in the Euro zone in terms of market capitalization. As of December 31, 2001, total assets reached 273.0 billion Dollars and client assets under management reached 286.0 billion Dollars. Globally, BBVA has 7,988 offices and 98,588 employees.

Mission Statement

- To generate trust by broadening and improving client service with transparency and integrity, constantly offering the highest quality financial products and services.
- To provide our employees with optimal working conditions and opportunities for development.
- To remain solvent and offer attractive returns to our shareholders.
- To promote social well being as a result of our business activities.

Contents

Nationwide Leadership


First place in 26 states
Second place in 5 states
Third place in 1 state

Total Assets


26.5%
Market
BBVA Bancomer

Performing Loan Portfolio


28.3%
Market
BBVA Bancomer

Deposits


28.8%
Market
BBVA Bancomer

Branches


27.0%
Market
BBVA Bancomer

ATMs


20.5%
Market
BBVA Bancomer

Assets in Pension Funds


21.8%
Market
BBVA Bancomer

Assets in Fixed-Income Mutual Funds


22.8%
Market
BBVA Bancomer

Pensions Accumulated Reserves


21.4%
Market
BBVA Bancomer

Bancassurance Premiums


40.4%
Market
BBVA Bancomer

Company Highlights

Data as of December 31, 2001
Millions of Pesos

	Amount	Mkt. Share %	Ranking
Banking Business			
Total Assets	420,509	26.5	1
Performing Loan Portfolio	153,189	28.3	1
Deposits	324,410	28.8	1
Branches	1,756	27.0	1
Non-Banking Businesses			
Afore: Assets under Management	53,909	21.8	1
Afore: Number of Affiliates (thousands)	3,740	14.1	1
Fixed-Income Mutual Funds	50,702	22.8	1
Pensions: Accumulated Reserves	9,174	21.4	1
Bancassurance: Issued Premiums	2,363	40.4	1
Money Transfer Services (millions of Dollars)	3,540	N.A.	N.A.

N.A.: Not Available

Sources: CNBV, CONSAR, AMIS and company reports.

Corporate Structure

BBVA Bancomer's main subsidiaries are:

Company	% Stake	Activity
BBVA Bancomer, S.A. (Bancomer or the Bank)	99.9	Leading banking institution in Mexico with two main subsidiaries:
Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (Afore Bancomer)	75.0	Retirement fund management.
Bancomer Transfer Services (BTS)	100.0	Money-remittance services.
Seguros Bancomer, S.A. de C.V. (Seguros Bancomer)	75.0	Insurance product design (home, car, life) and commercialization via the Bank's branch network.
Pensiones Bancomer, S.A. de C.V. (Pensiones Bancomer)	99.9	Design and marketing of annuity products.
Casa de Bolsa BBVA Bancomer, S.A. de C.V. (Casa de Bolsa Bancomer)	99.9	Securities trading, investment banking and consulting services.
BBVA Bancomer Servicios, S.A. (Bancomer Servicios)	99.9	Banking institution specialized in services (trusts, appraisals, etc.).
BBVA Bancomer Gestión, S.A. de C.V. (Bancomer Gestión)	99.9	Asset management unit for the Group's mutual funds.

Message from the Chairman of the Board of Directors

To our shareholders,

The 2001 economic environment was mainly characterized by two factors: a contraction in production and stability in the main financial variables.

Different from other years, the economic slowdown this time was not a result of internal imbalances, but of a weakness in external conditions which, in a globalized world, has an important impact on the economic performance of all nations.

Slower worldwide economic growth had a double effect on Mexico: first, it put pressure on oil prices, which dropped almost 25%, and second, it led to a 3% contraction in other exports. While the former was expected, the latter surpassed expectations.

Mexican exports had been strong over the past six years -increasing nearly 100%. The decrease in international demand weakened foreign trade, one of the main drivers of the economy, particularly since the signing of NAFTA in 1994. The global economic slowdown had an important effect on the *maquila* and manufacturing industries, and resulted in a loss of 374,000 jobs nationwide.

This situation was partially offset by strong internal demand during most of the year, particularly in the consumer market, which was stimulated by higher real wages and stable macroeconomic variables.

Financial Stability

Fiscal and monetary discipline implemented by financial authorities in 2001 favored the strengthening of the main economic variables.

A strong Peso, receding inflation -reaching the lowest levels in recent history-, a steep drop in interest rates, and a lower fiscal deficit, characterized the financial markets.

During 2001, the Peso appreciated against the Dollar given a decline in the country's risk premium and higher foreign direct and portfolio investment. Improved perception was confirmed with the investment grade rating given to Mexico by two prestigious rating agencies, Standard & Poor's and Fitch, at the beginning of 2002. Additionally, it is worth highlighting that lower oil prices had a marginal effect on the exchange rate, as oil exports account for approximately 8% of total exports.

Inflation for the year was 4.4%, more than two percentage-points lower than the Central Bank's original target.

The Peso's stability, lower inflation -which in only twelve months was practically cut in half- and the positive perception that most markets have on Mexico, translated into a close to eleven percentage-point drop in interest rates.

With regard to fiscal policy, and despite the unfavorable conditions of the international economy, the commitment to contain the fiscal deficit was met, closing at only 0.73% of GDP, contributing positively to managing public debt and helping to reduce interest rates.

As a result of structural reforms initiated over a decade ago, and tight fiscal and monetary discipline, our country has not only avoided falling into the past pattern of recurring crises, but finds itself positioned to retake the growth path as soon as external conditions are favorable.

Consolidation in the Banking Industry

As in previous years, the positive development of the financial system continued, improving loan portfolios and capitalization ratios. As in year 2000, with the integration of Grupo Financiero BBVA Bancomer, a series of mergers and acquisitions that permanently altered the banking industry took place. These have also proven investor confidence in Mexico and in the future of its financial system.

Today, the number of financial intermediaries has been reduced to fewer, but much more solid players. These have greater market shares and are better positioned to respond to the demands of a globalized economy in which the banking system plays an important role.

Net profit reported in 2001 is proof of the Group's capacity to generate value and to meet targets that were publicly stated at the time of the merger.

The strengthening of the banking system and the participation of world-class foreign players, have significantly increased competition, thus greatly benefiting customers in terms of costs and quality of service.

In general, 2001 was a difficult year for the financial sector. Lower interest rates led to a pronounced contraction in net interest margins. And, despite the expansion in consumer credit, this was not enough to make up for lower corporate loan demand resulting from the economic downturn.

Despite meaningful legal reforms carried out this year -for example, to Securities and Mutual Fund Regulation, undoubtedly key to developing these industries- it is essential to further deepen the restructuring of the country's financial system in order to ensure that all operations are subject to clear and fair regulation. This, together with the modernization of administrative procedures, alternate payment methods, modern distribution channels, and optimal operating costs, will increase loan demand and, consequently, boost greater banking penetration in Mexico.

Value Creation

Year 2001 was important in setting the standard for what can be expected from Grupo Financiero BBVA Bancomer in the future. Net profit reached 6.1 billion Pesos, 3.5 times higher than that of the previous year, confirming the Group's ability to generate value and to meet targets publicly stated 18 months before, when the merger between Bancomer, BBV-Probursa and Banca Promex was announced.

This translated into Earnings per Fully Diluted Share of 0.66 Pesos, 2.8 times higher than the previous year.

These accomplishments are even greater if two additional factors that characterized 2001 are considered: an unfavorable economic environment, as briefly described before, and the integration process -completed ahead of time- that required resources and efforts of those of us who participated in the process. This has been a challenging, but satisfying exercise, given such positive results.

Net income was a result of higher revenue and cost-cutting efforts. Despite the traditional view of incompatibility between mergers and value creation, those of us that make up Grupo Financiero BBVA Bancomer believed it was possible for integration to meet profitability. This was clearly acknowledged by the market. At year-end, BBVA Bancomer's stock closed at 8.35 Pesos per share, 57% higher than the previous year. GFBB O was the highest-yielding stock among major public companies in Mexico, and also one of the most liquid, reaching the highest market capitalization of any bank in Latin America.

Grupo Financiero BBVA Bancomer found a strategic opportunity in its integration process to become a new financial entity, with state-of-the-art technology, an innovative banking model, a diversified and profitable business portfolio, and a strategy that will allow the company to take advantage of the growth opportunities available.

Over the past 18 months, we have built this important company. It has required tremendous effort, which is why it is difficult to find the words to fully describe the quality and performance of our employees, more specifically, that of our senior management team, the trust our shareholders have given us, and the consistent guidance from our Board members. I am deeply grateful to each and every one.



Ricardo Guajardo Touché



Ricardo Guajardo Touché
Chairman of the Board of Directors

Vitalino M. Nafría Aznar
Chief Executive Officer

Message from the Chief Executive Officer

Eighteen months ago, when we announced the creation of our Group, we established three main goals: to create the most important financial institution in the Mexican market, to carry out an integration both inclusive and expansive, and to reach profitability levels that would translate into greater shareholder value.

Today, we are proud to report that we have accomplished all three of our stated goals. As of year-end 2001, BBVA Bancomer is the largest financial group in Mexico and one of the most important in Latin America, with over 9 million clients and close to 30% market share in its main business units.

In 2001, BBVA Bancomer was able to successfully combine several courses of action: integration, growth, efficiency and profitability. This strategy led to a 16.2% return on average equity, comparing favorably with 5.6% reported in 2000. These results also translated into a significant increase in the Group's market capitalization.

Integration and Transformation

The integration of Bancomer with BBV-México and Banca Promex, has probably been the most complex in Mexican history. The size of the resulting institution accounts for close to 50% of BBVA's presence in Latin America.

The integration was carried out in record time, with no major obstacles, leaving a positive perception of the Institution in the markets, both national and international. All branches and business units were integrated and operating on a unified IT platform and a single brand two months ahead of schedule.

Bancomer's current commercial network and information systems allow us to develop a retail-banking model centered on the customer. This in itself gives us a competitive advantage that is difficult to surpass in the short term.

However, the integration process went further than strictly merging systems, procedures and product portfolios. It truly integrated all aspects of the Organization in such a way that at the end of the process we emerged as a fully-strengthened and well-recognized institution.

Efficiency and Profitability

The integration of systems, commercial networks, management models and personnel represented a strategic opportunity for the creation of a new bank, one that is not only capable of responding to the challenges of the day, but that is able to prepare itself for those of the future.

Because the nature and complexity of the integration was very demanding in terms of material and human resources, special attention was paid to making these requirements compatible with the goals of growth, profitability and shareholder value.

On the expense side, the cost-reduction process was extended to all areas of the Institution. In 2001, total expenses for Grupo Financiero BBVA Bancomer were 20.9% lower than the combined expense base of all three entities in 1999, thus meeting our 2002 goal a year ahead of schedule. Simultaneously, and despite challenges within the Organization, particular attention was paid to marketing activity and income growth. Our strategy was simultaneously focused on increasing efficiency and, consequently, profitability.

As a result of the aforementioned factors, net profit for the Group reached 6.1 billion Pesos, significantly higher than in the previous twelve-month period. In 2001, we reached an efficiency ratio of 60.2%, taking us significantly closer to our stated goal of 50% for 2003, and representing a substantial improvement over the 68.1% ratio reported in 2000.

Banking Business

Net profit in the banking business was 5.7 billion Pesos, 3.2 times higher than the previous year. This was achievable due to a combination of factors, particularly the following:

In 2001, BBVA Bancomer was able to successfully combine several courses of action: integration, growth, efficiency and profitability.

- Successful management of the net interest margin, absorbing the impact of falling interest rates via improved pricing and funding mix. Thus, the margin contraction was barely 30 basis points, from 5.9% in 2000 to 5.6% twelve months later.
- A substantial improvement in efficiency levels, reflecting greater fee income, as well as a reduction in non-interest expense. In 2001, fee income represented 51% of total operating expenses, comparing favorably with 41% a year earlier.

Non-Banking Businesses

BBVA Bancomer is a diversified financial group with a balanced business portfolio. In addition to the banking business, the Company has highly-profitable business units that are constantly exploring new opportunities in markets with high-growth potential, such as the Afore, the insurance and annuities companies, the brokerage firm, and the money remittances company.

Based on the same efficiency criteria as the bank, these businesses contributed 24% of total Group income.

Afore Bancomer reported net income of 851 million Pesos, 22.2% higher than the previous year. This company leads in number of affiliates, which total 3.7 million.

Seguros Bancomer, leader in its segment with 40.4% market share in issued premiums in bancassurance following a mass-marketing strategy through the Bank's retail network, reported 154 million Pesos in net profit.

Pensiones Bancomer is the leading company in its industry with 21.4% market share. Net profit for 2001 was 128 million Pesos, 30.9% higher than the previous year.

Casa de Bolsa Bancomer reported net profit of 118 million Pesos. This Company is the leader in fixed-income market operations with 25.4% market share. With regard to fixed-income mutual funds, a market in which we are also leaders, we finished the year with 22.8% market share in assets under management.

Bancomer Transfer Services, a company specialized in electronic money remittances from the U.S. to Mexico and Central America, also reported high growth figures, with net income at 68 million Pesos, 161.5% higher than in 2000.

The Group's results are highly satisfactory, especially considering the enormous challenges faced this year, such as the complexity of the integration process. We set two important goals for 2002: to improve our bottom line, and to surpass our customers' expectations in terms of service. Bancomer must be perceived as the best bank, and the most valued for the quality of its service.

This year, we also face the challenge of modernizing the country's payment system, promoting state-of-the-art, low-cost remote channels. This initiative will translate into important benefits for the Group, but even more so for clients, facilitating and simplifying access to the Bank's services.

In 2002, Grupo Financiero BBVA Bancomer will leverage the competitive advantages resulting from its privileged market positioning, advanced technology and business model, thus capitalizing on important growth opportunities available for financial intermediation in Mexico.

These new challenges require great commitment from the Institution, and they present important opportunities for all of us who are part of this ambitious project. Nonetheless, we trust that we will be able to successfully face these new challenges because our team has proven talent, dedication and an ability to meet goals. To them I extend my deepest acknowledgement and gratitude for their priceless contribution to the timely fulfillment of our Group's objectives.

To our clients and shareholders, we thank you for your continued trust and support.

Vitalino M. Nafría Aznar

Steering Committee



Back row, left to right

Humberto Bañuelos Caamaño
General Director
Brokerage and
Asset Management

Anthony McCarthy Sandland
General Director
Global Wholesale Banking

Ignacio Aldonza Goicoechea
General Director
Systems and Operations

Juan Carlos Braniff Hierro
Vice-Chairman
of the Board of Directors
General Director Insurance
and New Business Development

Tomás Ehrenberg Aldford
General Director
Middle-Market
& Government Banking

Fernando Díaz Castañares
General Director
Legal Counsel

José María García Meyer-Döhner
General Director
Retail Banking

Juan Luis Mayordomo Saugar
General Director
Markets

Manuel Sánchez Rodríguez
General Director
Risk Management
and Workout

Front row

José Ignacio Merino Martín
General Director
Auditing

Vitalino M. Nafria Aznar
Chief Executive Officer

Alfredo Gisholt Orozco
General Director
Human Resources

Jaime Adam Vidal
General Director
Finance and Comptrollership

Challenges and Achievements

Grupo Financiero BBVA Bancomer faced great challenges in 2001. In July 2000, at the time of the merger that gave birth to the new Group, ambitious goals became public commitments. These commitments implied operational challenges, such as completing the most complex banking integration in Latin America over an 18-month time frame, and financial challenges, such as a substantial improvement in the Group's strength and profitability.

The magnitude of these goals makes the accomplishments in 2001, by which we met such public commitments, of even greater value. After successfully completing the integration process in 2001, Grupo Financiero BBVA Bancomer consolidated its leadership position in all markets and business areas in which it operates. Simultaneously, and in spite of a difficult economic environment, the Group was able to meet its profitability goals. The results for 2001 are proof that the project announced 18 months before to form the premier financial group in Mexico, is today a reality.

The main challenges the Group faced in 2001 were:

- Implementation of a corporate strategy focused on value creation.
- Completion of the largest banking integration in Latin America.
- Development of a universal financial services business model centered on the client.
- Realization of cost savings resulting from integration synergies.
- Strengthening of the Balance Sheet.
- Increasing Group profitability.

Corporate Strategy Focused on Value Creation

In 2001, Grupo Financiero BBVA Bancomer reiterated its commitment to creating shareholder value. For this purpose, the Group implemented a corporate strategy to substantiate the profitability of each business unit.

Value-creation is based on:

- The value of the Bancomer franchise as a result of its considerable customer base, brand recognition and powerful distribution network.
- Technological leadership resulting from the integration process.
- A business model centered on the customer and organized in segmented distribution networks.
- Financial strength in each business unit.
- Constant pursuit of efficiency and profitability.

The result of this strategy has been positive and is reflected in the performance of GFBB's shares, which had a 57% return in 2001. The Group's market capitalization increased by over 28.0 billion Pesos, ranking it first place in terms of market capitalization among Latin American banks.

Corporate Strategy Focused on Value Creation


Value Creation
Franchise
Technology
Segmentation
Strength
Efficiency & Profitability

All eyes are set on the future, BBVA Bancomer's unique vision has allowed the Company to focus its efforts, and to trace innovative paths on the road to globalization.


vision

Stock Performance (GFBB O)

December 2000 = 100


200
150
100
50
0
157%
112.7%
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
GFBB O
IPC

The Best Bank in Mexico in 2001

The Banker, a prestigious magazine of the Financial Times Group, named Bancomer "Bank of the Year" in Mexico for 2001. This award acknowledges the successful integration of Bancomer with BBV-México and Banca Promex, that resulted in the creation of the largest Mexican bank. According to *The Banker*, the combination of BBVA's banking model and Bancomer's knowledge of the Mexican market, in addition to the solid capitalization levels and significant opportunities to improve efficiency, constitute an important advantage for BBVA Bancomer over its main competitors. *Latinfinance*, a specialized magazine, awarded Bancomer "Best Mexican Bank" in 2001 due to the Company's results and successful integration process.

Largest Banking Integration in Latin America

The integration of Bancomer, BBV-México and Banca Promex's operations in 2001 -the largest of its kind in Latin America- was strategically important for the Group because the result of this process would determine its competitive position, as well as its operating efficiency.

The integration required migrating Bancomer and Banca Promex's systems to BBV-México's unified IT platform. A unique factor that increased the complexity of this process was the need to migrate operations that added up to three times that of BBV-México. Simultaneously, the image of almost two thousand branches was changed.



Results of the Integration Process

Banca Promex branches integrated	387
Bancomer branches integrated	1,096
Total branches closed	592
Branches with new image	100%
Accounts migrated to the unified IT platform	9 million
Training	
Hours	850 thousand
Personnel	13 thousand

Throughout the integration process, the Group benefited from the collaboration of a team of BBVA professionals with ample experience in similar operations in Spain and Latin America, and invested close to 130 million Dollars.

The results were more than satisfactory. The project was completed two months ahead of schedule, leaving ample time to stabilize the platform before year-end. The speed of decision-making and execution, as well as the absence of major incidents, were determining factors in the successful completion of the integration while maintaining the Group's leading competitive position.

The integration entailed managing the entire organization under one vision from the very first day. It also required an important effort in terms of training in order to ensure that all employees have the necessary skills to adequately perform and share in the Group's objectives.

Due to the success of this process, Grupo Financiero BBVA Bancomer owns the largest banking network in Mexico operating under a single brand and a unified IT platform, which focuses on the customer as the core of the Group's universal retail banking model.

With the integration process complete, the Group has a competitive advantage that is difficult to match in the short term. The expected benefits from this technological platform include: less administrative load and greater resources available for commercial activity at the branch network; lower technology and telecommunications costs; revenue synergies from product cross-selling; and, above all, the possibility of offering a more complete, dynamic and efficient service for all customers.

Corporate Culture

During the second half of 2001, the Group launched a plan to define and communicate BBVA Bancomer's Corporate Culture. The purpose is to align employees' daily activities with the Group's core values: ethical performance, customer service, results-orientation, teamwork, individual growth, and the offering of high-quality products and services. These all come together under one vision: to become the best financial group in Latin America.



Lo que nos une
MISIÓN • VISIÓN • VALORES
CULTURA CORPORATIVA
BBVA Bancomer

BBVA Bancomer is the result of the largest banking integration in Latin America. It underwent a transformation so profound, that an entirely new, and thoroughly integrated financial group was born, capable of responding to the challenges of the future.


integration

The Customer-Centered Universal Financial Services Business Model

Knowledge of the Mexican market, and the ability to manage relationships with specific market segments, have allowed Bancomer to generate commercial services to satisfy the needs of each individual customer.

In 2001, Bancomer developed an innovative banking model focused on the customer. In order to cater to each market segment, business units were reorganized. Today, individuals are serviced through the Retail and Private Banking Units, while companies and government entities are serviced through the Retail, Middle-Market & Government, and Global Wholesale Banking Units.

Each business unit has its own distribution network -where the branch is a point of sale and has limited operational functions- and is strengthened by important alternate channels, which conduct over 70% of the Bank's transaction load. Thus, Internet and other telecommunications-based services are transformed into distribution tools.

This model allows Bancomer to identify the profile and needs of each customer and therefore offer a more suitable range of value-added products and services. Based on consumer behavior, the Bank designs products and develops the marketing tools that best satisfy the needs of each market segment.

Financial Services for Individuals

Retail Banking

In 2001, the retail banking division underwent a profound organizational change, while maintaining its nationwide leadership and coverage. The branch network was downsized -with the closing of over 590 offices- and 29 regional headquarters were consolidated into 11. This process was not only limited to downsizing, but implied restructuring the way business was conducted in each branch office in order to take advantage of the new technological platform.

This new structure allows the Bank to offer improved service throughout its 1,675 offices nationwide -the largest branch network in the country- to best suit the needs of each market segment. As of December 31 2001, the Retail Banking division had close to 200.0 billion Pesos in client assets under management.

Competitive Advantages

At the core of the Group's business strategy is Bancomer, the leading banking institution in Mexico, with over 9 million clients. Bancomer's main competitive advantages include:

- The largest customer base in the country.
- An innovative retail model focused on the customer, and supported by a unified IT platform.
- The largest branch network with close to 1,800 offices nationwide.
- Strong brand recognition.

The Retail Banking division also made important changes to its central product, remote channel, operations and risk management areas, achieving significant cost savings and guaranteeing adequate support to the branch network in order to boost its commercial capabilities.

These changes were made without losing commercial momentum. Over the same period, a series of successful product launchings took place via aggressive advertising campaigns. The success of these products guaranteed the Bank's leadership position in the savings and bancassurance businesses. Additionally, the Bank positioned itself in the consumer credit segment with products such as "Nómina Bancomer" (payroll), the relaunching of "Creditón Auto" (car loans) and frequent campaigns promoting the Bank's credit card.

In a complex environment of declining interest rates, a well-managed pricing policy on standard banking products stands out as an important contributor to the Group's results. It is also worth highlighting the efforts made to diversify fee-based income.

Private Banking

Bancomer took important steps to strengthen its position in Private Banking. This market segment includes high net-worth individuals, with sophisticated product and financial investment services needs. The Retail Banking division consolidated a network of 51 specialized offices nationwide to cater to this segment called "Banca Patrimonial". Partnering with Casa de Bolsa BBVA Bancomer, new banking and investment products and services were introduced. These include advisory services from highly specialized asset management executives, resulting in a differentiated, value-added product and services offering for clients.

In order to cater to this market segment, Casa de Bolsa Bancomer developed an innovative asset management model known as "Gestión Outperformance Bancomer" (Bancomer Outperformance Asset Management). The purpose of this model is to tailor investment portfolios to customer needs. As of year-end 2001, the Retail Banking division and Casa de Bolsa Bancomer reported 112.0 billion Pesos of customer assets under management in this segment.



Corporate Financial Services

In order to provide better services to its customers, Bancomer segmented the corporate market by creating three specialized business units. Beginning in 2001, small companies are serviced at the Retail Banking network; medium-sized companies and federal, state and municipal government entities are catered to via the Middle-Market and Government Banking division; and finally, the top-500 Mexican corporate entities are referred to the Global Wholesale Banking unit.

These business units have important competitive advantages that differentiate them in the Mexican market. Following Bancomer's business model, each segment operates its own branch network and has executives who specialize in the specific product offerings to support each office and its customers. Cash management, payroll services, short- and long-term financing solutions, foreign trade services, syndicated loans, project financing, investment banking and fiduciary services are some of the flagship products.

Small Companies

Through the Retail Banking branch network, and with the support of specialized personnel, Bancomer launched the most important set of products and services available in the Mexican market catering to small companies. These include traditional credit and investment products and are enriched with an attractive set of services over the Internet.

Middle-Market and Government Banking

This business unit has a specialized network of 76 offices nationwide focused on catering to medium and large companies, as well as 40 offices for government clients. The Middle-Market and Government Banking unit boasts a specialized sales force of over 500 executives that service over 25,000 companies and 7,500 government entities.

In 2001, the Middle-Market and Government banking division consolidated its branch network and organization. This included setting up an innovative technological platform and implementing new management structures focused on strengthening the Bank's marketing potential to reach these segments and promote more comprehensive client services.

These changes were carried out amidst intense marketing activity in 2001, as innovative products were launched, such as "E-Gobierno" -an electronic solution geared towards tax collection and state governments' needs- along with solid marketing campaigns to promote electronic banking, fostering financial modernization at companies, which results in lower operating costs. As of December 31, the total loan portfolio for the Middle-Market and Government Banking division reached 36.8 billion Pesos.

Global Wholesale Banking

Bancomer set up the Global Wholesale Banking unit as part of a strategic initiative to build greater synergies among BBVA's business units worldwide. This unit offers the Bank's clients access to a global banking network, as well as sophisticated financial services, such as cash management and investment banking, where Bancomer is leader in the Mexican corporate market.

In 2001, the Global Wholesale Banking division carried out intense marketing activity and was able to

Capitalizing on Opportunities

The penetration of banking services in Mexico is relatively low compared to other markets. The recently-awarded investment grade for Mexico could translate into lower interest rates and, consequently, greater levels of financial intermediation by banks. By implementing this innovative universal banking model, Bancomer is poised to capitalize on the enormous opportunities for growth that the Mexican market has to offer in light of the country's favorable outlook for economic development.

position itself as the leading provider of investment banking services among Mexican banks. Bancomer was involved in 26 investment banking transactions during the year, which included syndicated loans, commercial paper issuances, and M&A activity, leading 15 of these operations. It is worth highlighting that the Bank was the top financial institution in bond issues in Mexico with transactions worth over 5.5 billion Pesos, a 22% share of the market, and accounting for 66% of syndicated loan operations for BBVA in Latin America. At year-end 2001, the Global Wholesale Banking division's loan portfolio reached 48.0 billion Pesos.

Other Banking Business Units

Treasury and Markets

Bancomer consolidated this important activity via the integration and obtained favorable results despite its complexity. Market share and presence in the domestic foreign exchange, derivatives and interest-rate markets increased during the year.

The Group's global positioning, and its franchise value, allowed for larger operation volumes in the international debt markets, acting as the liaison bank between Europe, North America and BBVA's Latin American network.

With the unified IT platform in place, the Bank was able to cover its foreign exchange retail operations over the entire Bank's distribution network, contributing significantly to recurring income. Bancomer is a leader in this market, as recognized by *Global Finance* -one of the foremost global financial magazines- which included Bancomer on the list of world banks with the best foreign exchange operations in 2001. Bancomer maintained its leadership position in the metals market as well.

Opportunities for Increased Banking Penetration in Mexico
Banking Resources as % of GDP



120
100
80
60
40
20
0
European Union
United States
Chile
Brazil
Mexico
Loans
Deposits
Assets in Mutual Funds

Data as of December 2000. Source: BBVA Bancomer with information from the International Monetary Fund


experience

BBVA Bancomer has distinguished itself for its profound knowledge of its business. The experience gathered along its journey will allow the Company to step firmly towards the future.

During 2001, Bancomer played an important role in the consolidation of the Mexican Derivatives Market (MexDer) which, since its recent creation, has increased its operating volume almost tenfold. The Bank maintained its 58% market share as a clearing agent. Additionally, the launching of structured products along with Casa de Bolsa Bancomer allowed for an important number of interest-rate and currency transactions to be carried out with corporate clients for the very first time.

In the money markets, Bancomer ranked second in terms of total operations, and led the public debt markets.

As part of the diversification process of the Bank's Dollar funding sources, the Commercial Paper program was renewed in August 2001, becoming the largest in the Latin American private sector. This operation is evidence of the Group's ties with premier institutions in the international financial community.



The reorganization of the Market Distribution division resulted in changes in commercial relationships with customers. Distribution networks now have a greater flow of real-time information to assist in closing deals, further strengthening ties with the client and fostering new business generation.

Asset Management

As part of the changes to the business model, Bancomer established a specialized asset management unit with a strong emphasis on generating recurring fee income. This business unit offers specialized services and operates the sophisticated asset management model "Gestión Outperformance Bancomer", which allows for risk-return optimization, guaranteeing customers consistent results over time

Institutional Asset Management
Assets under Management



Change 27.4%
136,454
173,846
2000
2001

Millions of Pesos as of 2001

under strict risk controls. The Institutional Asset Management business manages assets of the Siefore, trust funds, pension funds, social security and mutual funds, which together totaled 174.0 billion Pesos as of December 31, 2001, a 27% increase over the previous year.

Applying this asset management model, the Voluntary Savings Siefore of Afore Bancomer ranked first place among its peers in terms of return, with 25% yield on investments in 2001. The Mandatory Savings Siefore ranked second place in its category, with 18% return. The "Bancomer Top" mutual fund ranked second among equity mutual funds in Mexico, with 23% return.

In 2001, the growth in assets under management for the Group's fixed-income mutual funds was 28%, reaching 50.7 billion Pesos at year-end. In order to continue fostering growth in this business, and in compliance with the "Ley de Sociedades de Inversión" (Mutual Fund Law), Grupo Financiero BBVA Bancomer created "Bancomer Gestión" on November 30, 2001. This company started operations on December 4, and is responsible for managing the Group's mutual-fund assets.

Custodial Services

Bancomer has maintained its leading position in this market with total assets under custody of over 206.0 billion Pesos. For the fifth consecutive year, in 2001, *Global Custodian*, a specialized magazine, named Bancomer the institution with the best custodial services in Mexico.

Non-Banking Businesses

Over the past five years, the Group has developed a balanced, highly-profitable and growing business portfolio with leading companies in different markets becoming an important source of income diversification. These businesses include retirement fund management, bancassurance, annuities and money transfer services. In 2001, these units maintained intense commercial activity that boosted business volume growth.

Afore Bancomer

In 2001, the number of affiliates of Afore Bancomer grew 30% to reach 3.7 million at year-end, accounting for 14% of the system, and ranking it the largest private pension fund manager in Mexico and in Latin America. Similarly, assets under management increased 38% to reach 54.0 billion Pesos as of December 31, 2001, translating into 22% market share and positioning Afore Bancomer as number one in the system.

Seguros Bancomer

The number of issued premiums reached 1.1 million at year-end 2001, 29% higher than the previous year.

Afore Bancomer
Assets under Management



Change 38.4%
38,939
53,909
2000
2001

Millions of Pesos as of 2001

Seguros Bancomer
Issued Premiums



Change 15.4%
2,048
2,363
2000
2001

Millions of Pesos as of 2001

Bancomer Transfer Services
Total Funds Transferred



Change 373.9%
747
3,540
2000
2001

Millions of Dollars

Seguros Bancomer is the leader in the bancassurance market with issued premiums totaling 2.4 billion Pesos in 2001, equivalent to 40% market share, making it the largest bancassurance company in Mexico and the eighth insurance company nationwide in terms of number of issued premiums. Seguros Bancomer has stood out in the insurance industry due to its consistent profitability, highlighting the fact that all of its sales are retail, via the Bank's branch network.

Pensiones Bancomer

In 2001, the number of clients increased 28% to a total of 26,234, ranking Pensiones Bancomer as the leading annuities business in Mexico. Pensiones Bancomer accounted for 21.4% market share in terms of contributed assets.

Bancomer Transfer Services

In 2001, the company continued to expand its number of commercial agreements, which have already led to the integration of a network of over 25,000 points-of-sale for money remittances from the U.S. to Mexico and Central America. During 2001, Bancomer Transfer Services handled over 9.6 million transactions worth over 3.5 billion Dollars, comparing quite favorably with the 2.2 million transactions worth 747 million Dollars handled the year earlier.

Cost Savings from Integration Synergies

Grupo Financiero BBVA Bancomer is constantly seeking to improve efficiency levels. Since its integration, the Group established a series of rationalization initiatives that would determine two of its public commitments. First, achieving substantial savings on the expense base; and second, reaching efficiency levels that are closer to international standards. Meeting these targets would signify a solid foundation for future profitability and value creation.

In 2001, important steps were taken in this direction. The cost savings target for 2002, resulting from the integration of Grupo Financiero Bancomer, Grupo Financiero BBV-Probursa, and Banca Promex, was estimated at 410 million Dollars, or 18% of the combined 1999 expense base for all three entities.

The integration process allowed for a 25% reduction of the Group's infrastructure. As a result, total expenses in 2001 reached 20.0 billion Pesos, 4% lower than the targeted goal for year-end 2002. Thus, total estimated savings were surpassed a year in advance.

The efficiency ratio -which measures operating expenses to total income- also showed considerable improvement, falling from 68.1% in 2000, to 60.2% a year later.

Cost Synergies
Millions of Pesos as of 2001



25,252
20,795
19,975
1999
2002
2001
Combined
Targeted
Total

Grupo Financiero BBVA Bancomer
Efficiency Ratio



68.1%
60.2%
2000
2001

Bancomer.com Doubles Users and Transactions

Bancomer.com had over 700 thousand registered users at the end of 2001, almost double those of the previous year. The number of transactions reached 5.7 million in the month of December 2001, 15% of which were financial transactions. This increase is substantial compared to only 2 million transactions carried out in December 2000.

Focusing on a continued effort to improve operating efficiency, the Financial Group will take on new initiatives in 2002 that include:

- Process reengineering in the banking business, based on the technological capabilities of the unified IT platform.
- Enhancing the corporate program for efficiencies and cost reductions known as EFYCO, which establishes operating guidelines for strict cost-control, while continuously seeking opportunities to make operations more efficient and finding new sources of income for the Group.
- Promoting increased use of lower-cost remote channels and the modernization of the payment system via new electronic banking mechanisms that include: an electronic check clearing system, direct debiting of bills to client accounts, and the implementation -by all banking institutions- of a universal banking code.

Strength of the Balance Sheet

The banking business proved its financial strength at the close of 2001, with solid capitalization ratios and past-due loan loss coverage.

The capital structure was strengthened as a result of the 5.7 billion Pesos reported in net income and the corresponding amortization of deferred taxes. Additionally, in February 2001, Bancomer successfully issued -in a global offering- 500 million Dollars of non-dilutive capitalization notes, the first transaction of its kind in Latin America.

At year-end, the banking business' capitalization ratio was 15.7% measured against total risk-weighted assets, improving from 13.1% reported in year 2000. In 2001, Bancomer complied with capitalization rules that will be enforced in 2003. The solid capitalization ratios will allow ample capacity for Bancomer to take advantage of loan growth opportunities in Mexico.

Transaction Mix


Remote Channels
24.2%
29.0%
ATMs
34.6%
42.4%
Branch Tellers
41.2%
28.6%
2000
2001

Capitalization Ratio
for the Banking Business


15.7%
13.1%
3.5%
4.1%
12.2%
9.0%
2000
2001
Tier I
Tier II



Risk management is a key element in maintaining a strong Balance Sheet. It becomes a competitive advantage by allowing the Group to generate greater volumes of commercial activity, knowing that risk is correctly measured and valued. In 2001, the Group took important steps in its risk management model by including expected loss calculations in the loan portfolio rating process. With these tools, Bancomer has been able to improve the credit profile of its loan portfolio.

The Group also strengthened its Balance Sheet in 2001 by reducing past-due loans by 42%, from 21.7 to 12.7 billion Pesos in 2001. As a result, the past-due loan ratio was 5.0% in December, lower than the 7.8% reported at year-end 2000. Total loan-loss provisions reached 14.2 billion Pesos at the same date, translating into 111.9% coverage on past-due loans.

Investment Grade

The strength of the Bank's Balance Sheet was reflected in its credit rating. Currently, Bancomer obtained investment grade rating by all three of the top international rating agencies, which will translate into lower financing costs, and contribute to the Bank's competitiveness and profitability.

	FC	LC
Standard & Poor's	BBB-	BBB-
Moody's	A3	A1
Fitch	BBB-	BBB

FC: Foreign Currency

LC: Local Currency

BBVA Bancomer strengthens continuously.
Its financial strength will allow the Company to take advantage of new business opportunities.


strength

Company Profitability

Management Discussion and Analysis

The financial information in this section for Grupo Financiero BBVA Bancomer for the year 2000 combines results of Grupo Financiero Bancomer and Grupo Financiero BBV-Probursa as of July 1, the date of the completion of the merger. Results for Banca Promex are incorporated as of August 10 of the same year.

Economic Environment

The economic environment in 2001 was characterized by the positive performance of the country's primary financial variables, mainly the reduction of inflation, the strength of the Peso, the pronounced drop in interest rates, and by the deceleration in economic activity.

The Ministry of Finance and the Central Bank's fiscal and monetary discipline, together with the greater economic integration of the Mexican

Grupo Financiero BBVA Bancomer

	2001	2000
Per Share Data (1)		
Net Income (millions of Pesos)	6,091	1,765
Primary	0.67	0.24
Fully Diluted	0.66	0.24
Total Outstanding Shares (average, millions)	9,144	7,457
Fully Diluted Shares (average, millions)	9,194	7,640
Price (nominal Pesos)	8.35	5.32
Market Capitalization (millions of nominal Pesos)	77,026	48,177
Profitability Ratios (%)		
Return on Average Equity	16.2	5.6
Return on Average Assets	1.5	0.5
Efficiency	60.2	68.1
Per ADR Data (USD) (2)		
Net Income		
Primary	1.46	0.49
Fully Diluted	1.45	0.51
Fully Diluted Book Value	10.03	8.76

(1) Pesos in real purchasing power as of December 2001;
(2) Exchange rate as of December 31, 2001.

Banking Business

	2001	2000
Profitability Ratios (%)		
Net Interest Margin	5.6	5.9
Return on Average Assets	1.4	0.4
Return on Average Equity	17.7	5.4
Efficiency	59.6	69.9
Asset Quality Ratios (%)		
Net Past-Due Loan Ratio, Excluding Fobaproa	(0.9)	(1.4)
Gross Past-Due Loan Ratio, Including Fobaproa	5.0	7.8
Gross Past-Due Loan Ratio, Excluding Fobaproa	7.6	11.5
Net Past-Due Loan Portfolio to Equity	(3.6)	(7.6)
Reserve Coverage	111.9	111.8
Capitalization Ratios (%)		
Tier 1	12.2	9.0
Total Capitalization Ratio	15.7	13.1

Economic Indicators

	2001	2000
GDP (real annual rate of growth)	-0.3%	6.6%
Inflation (end-of-period)	4.4%	8.9%
TIIE 28-day (average December)	7.9%	18.6%
TIIE 28-day (annual average)	12.9%	17.0%
Exchange Rate (end-of-period) (Peso/Dollar)	9.2	9.6
Direct Investment (millions of Dollars)	24,730	14,190
Country Risk (end-of-period) (1)	308	392

(1) EMBI Global JP Morgan

Grupo Financiero BBVA Bancomer — Income Statement

In real terms as of December 31, 2001
(Millions of Pesos)

	For the years ended December 31, 2001	2000
Net Interest Income	20,947	19,659
Loan-Loss Provisions	(2,481)	(3,593)
Net Interest Income after Provisions	18,467	16,067
Net Fee Income	10,167	8,751
Trading Income	2,041	149
Operating Revenues	30,674	24,967
Non-Interest Expense	(19,975)	(19,457)
Operating Income	10,699	5,510
Other Income (Expenses) Net	(943)	(1,510)
Earnings before Taxes	9,756	4,000
Income Tax and Profit Sharing	(3,330)	(550)
Net Income before Participation in Subsidiaries, Associates & Affiliates	6,426	3,449
Participation of Subsidiaries, Associates & Affiliates' Net Income	33	(79)
Net Income from Ongoing Operations	6,460	3,370
Discontinued Operations, Extraordinary Items and Changes in Accounting Principles	(157)	(1,282)
Net Income before Minority Interest	6,302	2,088
Minority Interest	(212)	(323)
Net Income	6,091	1,765

Grupo Financiero BBVA Bancomer — Net Income by Business Unit

Millions of pesos as of 2001

	2001	%	2000
Banks	5,660	93.0	1,526
Of which:			
Afore Bancomer	638	10.5	522
Bancomer Transfer Services	68	1.1	26
Seguros Bancomer and Pensiones Bancomer	244	4.0	184
Casa de Bolsa Bancomer	118	1.9	45
Others	69	1.1	10
Total Net Income	**6,091**	**100.0**	**1,765**

economy with the United States, increased the level of confidence economic agents had in Mexico. This contributed to the decline in inflationary expectations and inflation itself, which stood at 4.4% for the year. This also translated into a lower country-risk spread, boosting foreign investment and ultimately favoring a Peso appreciation against the Dollar. The aforementioned confidence was then officially stamped in 2002 with the investment grade rating given to Mexico by Fitch and Standard & Poor's, in addition to the previously given investment grade rating by Moody's. As a result of the performance of economic variables in 2001, interest rates dropped close to 11 percentage points during the year, reaching the lowest levels in recent history.

Consolidated Results

The aforementioned economic environment posed significant challenges and opportunities for the Mexican financial sector. The drop in interest rates put pressure on financial income that could not be compensated with greater credit volumes, as the country's economic deceleration hindered a recovery in loan demand.

Facing such an environment, the Group focused its management efforts on four key initiatives:

- Managing the net interest margin.
- Boosting fee and commission income.
- Reducing operating expenses.
- Maintaining commercial activity throughout the organization.

The results of these efforts were reflected in the Group's 2001 profitability levels: net income of 6.1 billion Pesos was 245.1% higher than the previous year. With this income, the Group was able to meet its public profitability targets and reached a return on average equity of 16.2% with return on average assets of 1.5%. Earnings per share was 0.66 Pesos, 2.8 times that of 2000.

Interest Income

In 2001, the Group was able to successfully manage the banking business' interest margin despite the steep drop in interest rates, an average of 24.1% for the year, and 57.5% from beginning to end. Net interest margin stood at 5.6% versus 5.9% a year earlier, based on pricing management, as well as on an improved deposit mix.

Due to the commercial success of "El Libretón", as well as the perfor-

28-Day TIIE
Average



18.6%
7.9%
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01

Interest Rates and Interest Margin



5.9%
17%
5.6%
12.9%
2000
2001
TIIE (average, year)

mance of checking accounts, total demand deposits increased 9.6% to reach 132.2 billion Pesos at the end of the year. Demand deposits represented 40.9% of total deposits at the same date. Additionally, the Group was able to reduce its time deposit funding cost via strict pricing controls. Finally, long-term debt was reduced 30.9% as the strengthening of the Balance Sheet shed the need of higher-cost financing.

On the asset side, the Group's 2001 loan portfolio mix improved, with total consumer loans up 20.8% to reach 14.5 billion Pesos at year-end. The consumer loan portfolio went from 7.1% of total loans in 2000 to 9.4% at year-end 2001, mainly due to credit card marketing campaigns, which led to the issuance of over 350,000 new cards.

Loan-Loss Provisions

In 2001, 2.5 billion Pesos were added in loan-loss provisions, reaching a total of 14.2 billion Pesos. This translates into a past-due loan coverage ratio of 111.9% as of December 2001.

Fees and Commissions

Fee income reached 10.2 billion Pesos in 2001, significantly higher than in 2000. This income accounted for 50.9% of total operating expenses for the Group in 2001 and compares favorably with 45.0% a year earlier. Currently, over half of total expenses are covered by this source of income.

The growth in fee income in 2001 is mainly attributable to account management fees from new funding products, especially "El Libretón" and mutual funds; second, due to greater volumes in money transfer and remittance services, mainly those of Bancomer Transfer Services; third, retirement fund management fees; and fourth, bancassurance fees.

Trading Income

In 2001, trading income reached 2.0 billion Pesos, versus 149 million Pesos a year earlier, mainly driven by the foreign exchange business, which accounted for 62% of this income. Additionally, due to the sharp drop in interest rates in 2001, there were significant gains from the valuation of positions in fixed-income securities and repurchase agreements, which served as natural hedges to compensate the impact of declining rates on the net interest margin.

Deposit Mix



315,897
323,193
61.8%
59.1%
38.2%
40.9%
2000
2001

Millions of Pesos as of 2001

Fee Income, % of Expenses



50.9%
10,167
45.0%
8,751
2000
2001

Millions of Pesos as of 2001

Total Expenses



23,609
Change 15.4%
19,975
2000
2001

Millions of Pesos as of 2001

Non-Interest Expense

Expenses for the Group totaled 20 billion Pesos. This implies a 15.4% drop year-on-year on a comparable basis -that is, incorporating total expenses for BBV-Probursa and Banca Promex in 2000- mainly as a result of infrastructure downsizing. These results confirm that the Company was able to meet its synergy targets stated at the time of the merger.

Operating Income

The stability in the interest margin, the growth in fee and commission income, as well as the reduction in expenses, allowed the Group to double its operating income in 2001 compared to a year earlier, to a total of 10.7 billion Pesos.

Taxes

In 2001, a 3.3 billion Peso charge was registered related to incurred and deferred income and profit sharing tax, which had a favorable effect on capitalization ratios due to the amortization of deferred taxes.

Extraordinary Items

The Group registered extraordinary charges of 157 million Pesos in 2001. This amount includes a provision for 401 million Pesos for reengineering expenses in 2002 and the extraordinary income of 244 million Pesos from the sale of the Group's subsidiaries, Seguros BBV-Probursa and Crédito Familiar.

Contribution from Non-Banking Businesses

In 2001, non-banking businesses proved to be an important source of profitability for the Group by generating approximately 24% of total income.

- Afore Bancomer reported net income of 851 million Pesos, 22.2% higher than the previous year.
- Seguros Bancomer reported net income of 154 million Pesos.
- Pensiones Bancomer reached net income of 128 million Pesos, 30.9% higher than in 2000.
- Casa de Bolsa Bancomer reported net income of 118 million Pesos at year-end, and income before taxes of 166 million Pesos, 33.1% higher than the previous year.
- Bancomer Transfer Services reached net income of 68 million Pesos, 161.5% higher than in 2000.

By meeting the goals stated
at the time of the merger,
BBVA Bancomer strengthened
the ties of trust with clients
and shareholders



trust

Stock Information

GFBB's stock trades on the Mexican Stock Exchange. Abroad, the stock trades on the Latibex market in Spain and under the "American Depositary Receipt" (ADR) system in the "Over the Counter" market in parallel Level One ADR and 144-A series. Each ADR represents 20 ordinary GFBB O shares. The Bank of New York is the registrar and transfer agent for the ADRs. Additionally, it is responsible for the distribution of cash and stock dividends, handling shareholder requests such as the register of securities under a different name, to distribute annual reports and proxy material. The ADRs can be purchased through a registered broker.



On April 24, 2001, Grupo Financiero BBVA Bancomer converted the total of series "L" shares into series "O" shares. With this conversion, all Group shareholders now have the same voting rights.

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA
Telephone: 1-888-BNY-ADR
(269-2377)

Per Share Data

	2001	2000
No. of Shares Outstanding [1]		
Series "L"	-	1,016
Series "O"	9,225	8,040
No. of Fully Diluted Shares [1]	9,275	9,292
Closing Price "O" (Pesos)	8.35	5.32
High (Pesos)	9.15	6.16
Low (Pesos)	5.16	3.44
Average Daily Traded Volume (Shares)	10,535,021	18,609,938

[1] Millions, end-of-period

Social Responsibility

Fundación Bancomer

In the past, the office responsible for BBVA Bancomer's social agenda was an independent entity. Since the merger, the Bank's non-profit activities were reviewed and aligned with the Group's social and cultural commitments.

This is how Fundación BBVA Bancomer was created, a new catalyst to revolutionize not only the effectiveness and efficiency of those activities in favor of those who lack opportunies, but that also combines and gives new energy to tasks such as education, assistance and organizational culture.

División Voluntariado is a specialized unit that offers voluntary social services to people with scarce resources. At year-end 2001, 24 Education Centers were working to foster training in important trades to boost community wellness.

The Education Division supports a program of quality education and excellence in knowledge and learning through an innovative scholarship award system. In an ambitious five-year plan known as "Knowledge Olympics" (La Olimpiada del Conocimiento), with a budget of 125 million Pesos, an estimated 2,750 scholarships will be awarded to children and young students in Mexico.

The Cultural Division supports the arts and this year participated in the Juan Rulfo Award and in the setup of the Seventh Art Exhibition at the Museum of Modern Art.

Additionally, some of the work that the Foundation conducts yearly was published and an Internet site called "Haces Falta" or "We need you" was launched in partnership with the Mexican Center for Philanthropy.

With coordinated tasks and teamwork, Fundación BBVA Bancomer has focused on the Bank's social responsibilities. Aligned with the new Group's policy, and fully committed to the community, in 2001 the Foundation proved to be a source of improvement for Mexico.

EMPRESA
SOCIALMENTE
RESPONSABLE

Socially Responsible

The Mexican Center for Philanthropy named BBVA Bancomer "Socially Responsible Company" in 2001. The Bank's commitment to giving back to society for what it has received thus becomes more legitimate. This distinction proves that BBVA Bancomer is much more than just a bank, and that its realm of activities goes beyond business. The activities carried out by Fundación BBVA Bancomer were crucial to being awarded such a distinction. This motivates and reinforces the idea that social commitment benefits our country.



Grupo BBVA

"BBVA will continue its transformation by developing customer-centered business models, procuring new technologies and improving quality, relying on a management team with vast potential for innovation."

"Despite an environment of economic slowdown of the main economies, BBVA has delivered quality results, improved efficiency, remarkable levels of earnings, and sound financials."

Significant deterioration of the economic backdrop and gradual deceleration of the leading economies, exacerbated by the September 11 events, characterized year 2001. This situation has equally affected Latin America, which grew considerably less than originally expected, with a particularly severe crisis in Argentina.

Despite this complex environment, which has had a negative impact on the foremost global financial groups, BBVA has achieved quality results, significant growth in recurring income, improvements in efficiency, and remarkable levels of profitability and financial strength.

The Group's net income this year reached 2,363 million Euros, a 5.9% increase over the previous year, translating into return on equity of 18%. This improvement in earnings is attributable to higher interest and fee income, and to a drive to curb operating expenses. Operating income increased 27.9%, reaching a 50.4% efficiency ratio, one of the lowest among the largest banks in the Euro zone, with an improvement of almost 3 percentage points for the year.

Given the change in economic scenario and the deepening of the crisis in Argentina, BBVA has decided to move forward with great caution. For one, it cancelled the Cre@ Project in 2001, in addition to earmarking 3,511 million Euros of loan-loss reserves, amount 70% higher than that of 2000, despite lower realized gains and the fact that delinquency rates have been kept at minimum levels. Of these provisions, 1,354 million Euros cover the total risk that could ensue from our investment in Argentina, including theoretical book value, the business fund, BBVA Banco Francés' subordinated debt, AFP Consolidar's business fund, as well as the impact of the situation in Argentina on the industrial companies in which the Group has a stake.

BBVA finished the year with stronger capitalization and financials than those of the previous year, comparing favorably with the largest international banks. The loan-loss coverage ratio has increased to 221.6% and the capital base has reached 22,101 million Euros, with excess capital of 6,318 million Euros and a capitalization ratio of 12.6%, almost half of which is core capital.

The dividend payment approved for 2001 at our Shareholders' Meeting, was of 0.383 Euros per share, 5.5% higher than the previous year and totaling 1,222 million Euros.

Although BBVA's stock performance this year has not been isolated from market fluctuations, it has outperformed its principal benchmarks (Euro Stoxx 50, Euro Stoxx Bank Index or Ibex Financial Index). At December 31, 2001, BBVA was the third-largest financial institution in the Euro zone, and the largest for a Spanish institution in terms of market capitalization.

Again in 2001 we will continue our efforts to shape BBVA into one of the best banks in terms of profitability, efficiency, and ability to anticipate changes in the finance industry, while constantly creating value.

On these lines, the successful integration of the networks in Spain in early 2001 and of all Mexican operations on the Unified Platform in October -ahead of schedule- are a clear example of the Group's ample experience in, and capability for, this type of processes.

Systems integration, brand unification, and the optimization of the distribution network have contributed to achieving significant cost savings. Additionally, this has supported the creation of BBVA's powerful 8,000-branch network -the largest in the world- operating under a single brand name and with common management procedures. This network has historically shown significant potential for business growth and, with the merger completed, constitutes one of the important elements of BBVA's competitive edge.

In recent years, the Group has expanded significantly into new businesses and geographic areas of high growth potential. In technology, BBVA has assumed an active role and has focused on a multi-channel banking model to benefit customers. Online banking products and services have improved and diverse e-commerce ventures have been established. The Group launched Programa Transform@, which is focused on an in-depth transformation of both internal procedures as well as those pertaining to customer relations by offering improved availability and services at a lower cost. To enable this transformation, BBVA continues to invest heavily in training and developing its employee base, easing the process of adapting to new technologies and enhancing its role as an agent of change.

The geographical expansion strategy has focused fundamentally on Latin America, a region in which the Group has built one of the most important global franchises in the last few years, with market share of over 10% in the banking business and a remarkable 27.6% in the pension fund business, significantly ahead of its closest competitors.

In its business concerns in Latin America, the Group is committed to permanent investments, contributing technology and management capabilities, besides capital. Over the past few years, a unified platform was implemented, risk-management procedures were refined, business has developed and the quality of service has improved, increasing both efficiency and profitability for the different entities. It is a strategy that has borne its fruit. BBVA America -which already accounts for 36.5% of the Group's assets- has contributed 446 million Euros to 2001 earnings and, were it not for the extraordinary reserve requirements, it would have reached 1,000 million Euros, significantly higher than the previous year.

Particularly significant was the acquisition of a controlling stake in Grupo Financiero Bancomer in Mexico in July 2000, which has since then increased to almost 49%, giving the Group a leading position in one of the main regional markets. Brilliant results in Mexico, even throughout the process of a countrywide network integration, and in an unfavorable economic context, are a sign of the insight of the Group's decision to invest and the magnificent opportunities for growth.

Upon consolidation of the Group's position in Latin America, without eliminating the possibility for further investment if attractive opportunities were to come, and having a stronghold in the domestic market, BBVA is watchful of the changes that might ensue in the European banking scene. The time will come when the need to create pan-European institutions will become inescapable, when only those primed will be able to spearhead new projects. That is the time when BBVA, with its experience in mergers and acquisitions, its ample business and client base, its admirable efficiency and profitability levels, and its solid capital base, will be ready to play a stellar role.

For year 2002, the Group has established demanding, although realistic goals, such as a 10% increase in earnings per share, return on equity (ROE) above 19%, and an efficiency ratio below 50%, without increasing operating expenses for BBVA (ex-America).

In order to achieve these goals, BBVA will continue the Bank's transformation process, developing new customer-centered business models, incorporating new technologies, and strengthening client management and service by broadening product offerings, improving quality and advancing product cross-selling. The Group is focused on gaining market share in Spain as well as in Latin America, where Bancomer, with its integration process complete, is poised to significantly intensify its commercial activity.

BBVA relies on a flexible organizational structure focused on value creation, and on a cohesive and successful management team boasting ample experience in the banking business, as well as enormous capacity for innovation and change management. This team constitutes one of the Group's main competitive advantages that will allow us to successfully face the challenges of the present economy.

This past 2001 was a year of success. In barely two years of existence, BBVA has been able to complete its merger and to position itself among the most profitable, efficient and financially sound European financial groups. In 2002, a new stage will begin, in which, with the effort and commitment of all our employees, and with the support of our clients and shareholders, the Group will meet its goals.

Relevant Data on Grupo BBVA

(Consolidated Figures)

	US Dollars ($)	Euros	% Variation
	2001		vs/2000
Balance Sheet (Millions)			
Total Assets	273.140	309.246	4,4
Credit on clients (gross)	137.917	156.148	9,4
Client assets on balance	176.195	199.486	7,4
Other assets managed for clients	109.960	124.496	4,8
Total Assets Managed for clients	286.155	323.982	6,4
Equity (1)	11.760	13.315	0,4
INCOME STATEMENT (Millions)			
Basic margin (intermediation plus net commissions)	11.520	12.862	24,1
Ordinary margin	11.959	13.352	19,8
Business margin (exploitation margin plus net result of equivalency)	5.366	5.992	20,7
Profits before taxes	3.255	3.634	(6,2)
Net income of the Group	2.117	2.363	5,9

OTHER FIGURES			2000
Market Capitalization of BBVA (millions)	39.149	44.422	50.654
Group net income per share	0,66	0,74	0,73
Book value per share	3,67	4,17	4,15

RELEVANT RATIOS (%)	2001	2000
Business margin/Total average assets	1,85	1,63
ROE	18,0	21,1
ROA	0,99	1,08
RORWA	1,78	1,85
Efficiency ratio	50,4	53,3
Past-due ratio	1,71	1,96
Coverage ratio	221,6	189,5

CAPITAL RATIOS (BIS Normative, %)	2001	2000
Total	12,6	11,9
TIER 1	8,5	8,9

OTHER RELEVANT DATA	2001	2000
Number of employees	98.588	108.082
Spain	31.686	33.733
BBVA America (2)	64.835	72.314
Rest of the world	2.067	2.035
Number of offices	7.988	8.946
Spain	3.620	3.864
BBVA America (2)	4.161	4.865
Rest of the world	207	217

(1) After applying year-end results
(2) Includes banking activities and pension fund asset management for BBVA Group in all the countries it is present in Latin America

Grupo Financiero BBVA Bancomer, S.A. de C.V.

Eugenio Garza Lagüera
Honorary Chairman

Board of Directors

Proprietary Members

Ricardo Guajardo Touché
Chairman

José Madariaga Lomelín
First Vice-Chairman

Juan Carlos Braniff Hierro
Vice-Chairman

José Domingo de Ampuero y Osma
Vice-Chairman

Vitalino Manuel Nafría Aznar
Chief Executive Officer

Alberto Bailleres González
José Fernando Calderón Ayala
Emilio de Ybarra y Churruca
José Antonio Fernández Carbajal
José Guillermo Alfonso Garza Valdés
José Ignacio Goirigolzarri Tellaeche
Francisco González Rodríguez
Max Michel Suberville
Gonzalo Terreros Ceballos
Pedro Luis Uriarte Santamarina

Alternate Members

Andrés Aymes Blanchet
José Fernando Calderón Rojas
Francisco Javier Fernández Carbajal
Mario Fernández Pelaz
Arturo Manuel Fernández Pérez
José Antonio Fernández Rivero
Bárbara Garza de Braniff
Eva Garza de Fernández
Juan Carlos Garza Garza
Maximino José Michel González
Luis Robles Miaja
Alberto Sánchez Palazuelos
Ignacio Sánchez-Asiain Sanz
Raúl Santoro de Mattos Almeida
Eduardo Sitt Cherem

Secretary
Luis Robles Miaja

Secretary Proterm
José Fernando Pío Díaz Castañares

Examiner
José Manuel Canal Hernando

Alternate Examiner
Ernesto González Dávila

BBVA Bancomer, S.A. and BBVA Bancomer Servicios, S.A.

Board of Directors

Proprietary Members

Ricardo Guajardo Touché
Chairman

José Madariaga Lomelín
First Vice-Chairman

Juan Carlos Braniff Hierro
Vice-Chairman

José Domingo de Ampuero y Osma
Vice-Chairman

Vitalino Manuel Nafría Aznar
Chief Executive Officer

Alberto Bailleres González

Emilio de Ybarra y Churruca

Eduardo Angel Elizondo Lozano

José Antonio Fernández Carbajal

José Ignacio Goirigolzarri Tellaeche

Francisco González Rodríguez

Max Michel Suberville

Julio Serrano Segovia

Gonzalo Terreros Ceballos

Pedro Luis Uriarte Santamarina

Alternate Members

Andrés Aymes Blanchet

José Fernando Calderón Ayala

Francisco Javier Fernández Carbajal

Mario Fernández Pelaz

Arturo Manuel Fernández Pérez

José Antonio Fernández Rivero

Bárbara Garza de Braniff

Eva Garza de Fernández

Maximino José Michel González

Héctor Rangel Domene

Luis Robles Miaja

Alberto Sánchez Palazuelos

Ignacio Sánchez-Asiaín Sanz

Raúl Santoro de Mattos Almeida

Eduardo Sitt Cherem

Secretary

Luis Robles Miaja

Secretary Proterm

José Fernando Pío Díaz Castañares

Examiner

José Manuel Canal Hernando

Alternate Examiner

Ernesto González Dávila

Steering Committee

Vitalino M. Nafria Aznar
Chief Executive Officer

Jaime Adam Vidal
General Director
Finance and Comptrollership

Ignacio Aldonza Goicoechea
General Director
Systems and Operations

Humberto Bañuelos Caamaño
General Director
Brokerage and Asset Management

Juan Carlos Braniff Hierro
Vice-Chairman
of the Board of Directors
General Director
Insurance and New Business Development

Fernando Díaz Castañares
General Director
Legal Counsel

Tomás Ehrenberg Aldford
General Director
Middle-Market
& Government Banking

José María García Meyer-Döhner
General Director
Retail Banking

Alfredo Gisholt Orozco
General Director
Human Resources

Juan Luis Mayordomo Saugar
General Director
Markets

Anthony McCarthy Sandland
General Director
Global Wholesale Banking

José Ignacio Merino Martín
General Director
Auditing

Manuel Sánchez Rodríguez
General Director
Risk Management and Workout

Regional Boards

Presidents and Honorary Presidents

Acapulco
Mario Martínez Morán

Aguascalientes
Rogelio López López

Baja California Norte
Rodrigo Valle Hernández

Colima
Guillermo Brun Ramos

Cuernavaca
Francisco Alvarez Vázquez (Honorary)

Cuernavaca
Justo Javier Ezquer García

Chiapas
Constancio A. Narváez Rincón

Chihuahua
Federico de la Vega Mathews

Gulf
Benito Argüello Garza

Guadalajara
Ignacio Aranguren Castiello

Guanajuato
Jesús Martínez Herrera

Jalisco Interior
José Martínez Ramírez

La Laguna
Ramón Iriarte Maisterrena

Metro North
Jorge Barbará Zetina

Metro South
Oscar Uribe de la Sierra

Michoacán
Gregorio Gómez Gutiérrez (Honorary)

Michoacán
Gregorio Gómez Alonso

Monterrey
Eduardo A. Elizondo Lozano

Nayarit
José Octavio Menchaca Díaz del Guante

Oaxaca
Vladimiro Cué Bolaños

Pachuca
Vito Alessio Aguirre Chávez

Peninsular
Fernando Ponce García

Puebla
José Antonio González Fernández

Querétaro
Roberto Ruiz Obregón (Honorary)

Querétaro
Augusto Larrondo Arcaute

San Luis Potosí
José Martín Alba Martín

Sinaloa
José Eduvigildo Carranza Beltrán

Sonora
Javier Robinson Bours Almada

Tabasco
David Gustavo Gutiérrez Ruiz

Toluca
Eduardo Monroy Cárdenas

Veracruz
Manuel Collado Tassinari

Zacatecas
Jesús Acevedo Soto

Office Directory

Corporate Headquarters
Centro Bancomer
Av. Universidad 1200,
Col. Xoco,
03339, México, D.F.
Tel. (52 55) 56 21 34 34

Afore Bancomer
Montes Urales 424, 1st Floor
Col. Lomas de Chapultepec,
11000, México, D.F.
Tel. (52 55) 91 71 40 96

Global Wholesale Banking
Montes Urales 620, 3rd Floor,
Col. Lomas de Chapultepec,
11000, México, D.F.
Tels. (52 55) 52 01 23 19
and 52 01 23 20

Middle-Market Banking
Montes Urales 620, 2nd Floor,
Col. Lomas de Chapultepec,
11000, México, D.F.
Tel. (52 55) 52 01 23 70

Government Banking
Montes Urales 620, 3rd Floor,
Col. Lomas de Chapultepec,
11000, México, D.F.
Tels. (52 55) 52 01 24 34
and 52 01 24 35

Private Banking
Montes Urales N° 620, 2nd Floor,
Col. Lomas de Chapultepec
11000, México, D.F.
Tel. (52 55) 52 01 23 55

Casa de Bolsa Bancomer
Montes Urales 620, 1st Floor,
Col. Lomas de Chapultepec,
11000, México, D.F.
Tel. (52 55) 52 01 20 00, Ext. 3805

Fiduciary
Av. Universidad 1200,
Col. Xoco,
03339, México, D.F.
Tels. (52 55) 56 21 33 41
and 56 21 33 42

Pensiones Bancomer
Montes Urales 424, 1st Floor,
Col. Lomas de Chapultepec,
11000, México, D.F.
Tel. (52 55) 91 71 40 96

Seguros Bancomer
Montes Urales 424, 1st Floor,
Col. Lomas de Chapultepec,
11000, México, D.F.
Tel. (52 55) 91 71 41 66



Financial Statements 2001

Translation of financial statements originally issued in Spanish

Grupo Financiero BBVA Bancomer, S.A. de C.V. and Subsidiaries

Consolidated financial statements as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Together with auditor's report

Auditor's Report

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Shareholders of
Grupo Financiero BBVA Bancomer, S.A. de C.V.
and Subsidiaries,

We have audited the accompanying consolidated balance sheets of GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. AND SUBSIDIARIES (the Financial Group) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Financial Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting practices prescribed by the National Banking and Securities Commission (the Commission). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Notes 2 and 3, the operations of the Financial Group and its requirements with regard to financial information are regulated by the Commission, who issues accounting related circulars, as well as general and specific purpose official letters that regulate the recording of transactions. Note 4 describes the differences between the accounting practices prescribed by the Commission and accounting principles generally accepted in Mexico, commonly applied in the preparation of financial statements for other types of nonregulated entities in Mexico, as well as those practices derived from general authorizations issued by the Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Financiero BBVA Bancomer, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended in conformity with the accounting practices prescribed by the Commission.

January 31, 2002

Translation of financial statements originally issued in Spanish

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

ASSETS	2001	2000
Cash and due from banks	$ 64,518,559	$ 49,648,408
Securities:		
Trading	35,783,152	9,969,142
For sale	7,964,537	8,682,495
Held to maturity	20,748,366	24,919,173
	64,496,055	43,570,810
Transactions with securities and derivatives:		
Debtor balances under repurchase and resale transactions	38,770	200,201
Derivatives	92,982	307,214
	131,752	507,415
Performing loans:		
Commercial	64,893,600	73,381,607
Financial entities	-	10,433
Consumer	14,467,685	11,980,597
Mortgage	43,016,440	45,074,607
Government entities	30,811,425	37,408,880
FOBAPROA or IPAB notes	85,752,676	87,664,848
Total performing loans	238,941,826	255,520,972
Non-performing loans:		
Commercial	5,633,632	13,029,749
Consumer	898,014	955,546
Mortgage	6,143,172	7,734,271
Total non-performing loans	12,674,818	21,719,566
Total loan portfolio	251,616,644	277,240,538
Allowance for loan losses	(14,185,308)	(24,302,159)
Loan portfolio, net	237,431,336	252,938,379
Other receivables, net	5,133,898	5,825,270
Repossessed assets	3,830,306	4,949,980
Property, furniture and equipment, net	15,292,123	17,884,312
Equity investments	3,313,161	4,335,172
Deferred taxes, net	25,028,432	27,243,944
Other assets:		
Goodwill	4,920,077	5,182,565
Deferred charges and intangibles	1,441,916	1,604,859
	6,361,993	6,787,424
Total assets	$ 425,537,615	$ 413,691,114

MEMORANDUM

Transactions on behalf of third parties		
Customer current accounts		
Customer cash balances	$ 4,653	$ 2,026
Customer transaction settlements	14,709,913	15,634,607
	14,714,566	15,636,633
Customer securities		
Customer securities held in custody	113,870,342	92,197,512
Securities and notes held in guarantee	132	212
	113,870,474	92,197,724
Transactions on behalf of customers		
Repurchase and resale transactions	4,496,464	8,054,440
Securities on loan (lending party)	-	181
Purchase transactions (option price)	421	18,108
Investment banking transactions on behalf of third parties, net	9,858,577	35,742,975
	14,355,462	43,815,704
Total on behalf of third parties	$ 142,940,502	$ 151,650,061

Historical capital stock

The accompanying notes are an integral part of these consolidated balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
Funding:		
Demand deposits	$ 132,187,184	$ 120,626,906
Time deposits	190,503,150	193,993,970
Bank bonds	502,644	1,276,434
	323,192,978	315,897,310
Bank and other loans:		
Loans on demand	3,074,090	1,657,940
Short-term loans	15,593,717	7,931,347
Long-term loans	19,933,162	28,845,872
	38,600,969	38,435,159
Transactions with securities and derivatives:		
Creditor balances under repurchase and resale transactions	-	96,980
Derivatives	302,284	27,772
	302,284	124,752
Other payables:		
Income taxes and employee profit sharing payable	476,382	117,563
Sundry creditors and other payables	7,940,522	8,909,788
	8,416,904	9,027,351
Subordinated debentures outstanding	7,511,047	9,973,781
Deferred credits		
Negative goodwill	-	2,232
Other deferred credits	53,060	1,120,386
	53,060	1,122,618
Total liabilities	378,077,242	374,580,971
Shareholders' equity		
Paid-in capital:		
Capital stock	2,714,824	2,695,825
Additional paid-in capital	60,731,901	60,002,254
Subordinated debentures mandatorily convertible into capital stock	-	768,345
Earned capital:		
Capital reserves	7,148,359	7,148,224
Retained earnings (accumulated losses)	(10,764,175)	(11,392,455)
Unrealized loss from valuation of for sale securities	(2,051,437)	(1,390,004)
(Loss) gain on translation of foreign operations	(6,192)	13,634
Result from merger	-	289,924
Cumulative effect of restatement	(20,568,078)	(20,570,824)
Loss from holding nonmonetary assets	(881,520)	(665,069)
Net income	6,090,677	1,764,975
Total majority shareholders' equity	42,414,359	38,664,829
Minority interest in subsidiaries	461,264	445,314
Minority interest in capital notes	4,584,750	-
Total shareholders' equity	47,460,373	39,110,143
Total liabilities and shareholders' equity	$ 425,537,615	$ 413,691,114

ACCOUNTS

	2001	2000
Financial Group's own transactions		
Control accounts		
Guarantees granted	$ 966,276	$ 1,058,742
Irrevocable lines of credit granted	4,551,064	4,716,962
Assets in trust or under mandate	437,058,917	490,415,461
Assets in custody or under administration	91,116,632	153,047,980
Other contingent obligations	3,185,606	3,321,645
Amounts committed in transactions with FOBAPROA or IPAB	46,044,679	53,581,292
Securities delivered in custody	398,813	201,086
Government securities in custody	5,213	20
	583,327,200	706,343,188
Repurchase and resale transactions		
Securities receivable under resale transactions	138,009,687	109,584,325
Less - Resale transactions	(137,975,732)	(109,669,313)
	33,955	(84,988)
Repurchase transactions	58,312,888	15,277,624
Less - Securities deliverable under repurchase transactions	(58,308,073)	(15,258,604)
	4,815	19,020
Total Financial Group's own transactions	$ 583,365,970	$ 706,277,220

2001	2000
$ 1,014,708	$ 996,142

These balance sheets, consolidated with those of the financial entities and other companies that form part of the financial group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting the operations conducted by the Holding company and the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date stated above, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated balance sheets were approved by the Board of Directors under the accountability of the signers.

Vitalino M. Nafria Aznar	Jaime Adam Vidal	José Ignacio Merino Martín	Leobardo Ramírez Hernández
Chief Executive Officer	General Director, Finance and Comptrollership	General Director, Auditing	Director, Corporate Accounting

Translation of financial statements originally issued in Spanish

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income for the Years Ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Interest income	$ 58,566,534	$ 66,024,157
Interest expense	(38,973,246)	(48,318,581)
Monetary gain, net	1,353,929	1,953,784
Net interest income	20,947,217	19,659,360
Provision for loan losses	(2,480,555)	(3,592,859)
Net interest income after provision for loan losses	18,466,662	16,066,501
Commissions and fees income	11,750,693	9,877,706
Commissions and fees expense	(1,584,019)	(1,126,604)
Trading gain	2,040,603	148,990
Total operating revenues	30,673,939	24,966,593
Non-interest expense	19,974,853	19,456,583
Operating income	10,699,086	5,510,010
Other income	3,465,633	757,741
Other expense	(3,748,837)	(1,568,851)
Monetary loss	(659,703)	(698,933)
Income before income taxes and employee profit sharing	9,756,179	3,999,967
Current income taxes and employee profit sharing	(649,853)	(883,169)
Deferred income taxes and employee profit sharing	(2,679,969)	332,686
Income before share in net income (loss) of non-consolidated subsidiaries and associates	6,426,357	3,449,484
Share in net income (loss) of non-consolidated subsidiaries and associates	33,371	(79,389)
Income from continuing operations	6,459,728	3,370,095
Discontinued operations, extraordinary items and changes in accounting policies, net	(157,359)	(1,282,256)
Net income before minority interest	6,302,369	2,087,839
Minority interest	(211,692)	(322,864)
Net income	$ 6,090,677	$ 1,764,975

These income statements, consolidated with those of the financial entities and other companies that form part of the financial group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting all of the revenues and expenses derived from the operations conducted by the Holding company and the financial entities and the other companies that form part of the financial Group and are susceptible to consolidation as of the date stated above, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated income statements were approved by the Board of Directors under the accountability of the signers.

Vitalino M. Nafría Aznar	Jaime Adam Vidal	José Ignacio Merino Martin	Leobardo Ramirez Hernández
Chief Executive Officer	*General Director, Finance and Comptrollership*	*General Director, Auditing*	*Director, Corporate Accounting*

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity For the Years Ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Paid-in Capital				
	Capital Stock	Additional Paid-in Capital	Subordinated Debentures Mandatorily Convertible into Capital Stock	Capital Reserves	Retained Earnings (Accumulated Losses)
Balances as of December 31, 1999	$ 2,316,688	$ 32,327,606	$ 1,282,285	$ 4,768,953	$ 4,088,989
Adjustment to subsidiaries' prior years' results	-	-	-	-	(167,148)
Balances as of December 31, 1999, as adjusted	2,316,688	32,327,606	1,282,285	4,768,953	3,921,841
Entries related to shareholders' decisions-					
Transfer of 1999 results	-	-	-	-	3,920,592
Legal reserve increase	-	-	-	190,050	(190,050)
Reserve for repurchase of the Financial Group's own shares	-	-	-	2,112,714	(2,112,714)
Repurchase of the Financial Group's own shares	(886)	-	-	(33,037)	-
Conversion of subordinated debentures	11,152	409,404	(420,556)	-	-
Merger effects	351,502	26,335,214	-	109,544	(4,524,032)
Issuance of shares	17,369	930,030	-	-	-
Payment of dividends by Afore Bancomer, S.A. de C.V.	-	-	-	-	-
Effect from financial strengthening of subsidiaries	-	-	-	-	(12,232,642)
Increase in BBVA Bancomer's equity holdings in Afore Bancomer, S.A. de C.V.	-	-	-	-	-
Total	379,137	27,674,648	(420,556)	2,379,271	(15,138,846)
Entries related to comprehensive income-					
Net income for the year	-	-	-	-	-
Restatement of subordinated debentures mandatorily convertible into capital stock	-	-	(93,384)	-	-
Loss from holding nonmonetary assets	-	-	-	-	-
Unrealized loss from valuation of securities	-	-	-	-	-
Effects from translation of foreign subsidiaries	-	-	-	-	(169)
Adjustment to subsidiaries' prior years' results	-	-	-	-	(175,281)
Total	-	-	(93,384)	-	(175,450)
Balances as of December 31, 2000	2,695,825	60,002,254	768,345	7,148,224	(11,392,455)
Entries related to shareholders' decisions-					
Transfer of 2000 results	-	-	-	-	2,054,899
Legal reserve increase	-	-	-	135	(135)
Conversion of subordinated debentures	18,999	729,647	(748,646)	-	-
Payment of dividends by Afore Bancomer, S.A. de C.V.	-	-	-	-	-
Issuance of BBVA Bancomer capital notes	-	-	-	-	-
Total	18,999	729,647	(748,646)	135	2,054,764
Entries related to comprehensive income-					
Net income for the year	-	-	-	-	-
Restatement of subordinated debentures mandatorily convertible into capital stock	-	-	(19,699)	-	-
Loss from holding nonmonetary assets	-	-	-	-	-
Unrealized loss from valuation of securities	-	-	-	-	-
Effects from translation of foreign subsidiaries	-	-	-	-	17,080
Adjustment to subsidiaries' prior years' results	-	-	-	-	(1,443,564)
Total	-	-	(19,699)	-	(1,426,484)
Balances as of December 31, 2001	$ 2,714,824	$ 60,731,901	$ -	$ 7,148,359	$ (10,764,175)

The accompanying notes are an integral part of these consolidated statements.

Earned Capital								
Unrealized Loss from Valuation of For Sale Securities	(Loss) Gain on Translation of Foreign Operations	Result from Merger	Cumulative Effect of Restatement	Loss from Holding Nonmonetary Assets	Net Income	Minority Interest in Subsidiaries	Minority Interest in Capital Notes	Total Shareholders' Equity
$ (992,981)	$ 8,121	$ -	$ (18,751,782)	$ -	$ 3,920,592	$ 834,859	$ -	$ 29,803,330
-	-	-	-	-	-	-	-	(167,148)
(992,981)	8,121	-	(18,751,782)	-	3,920,592	834,859	-	29,636,182
-	-	-	-	-	(3,920,592)	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	(33,923)
-	-	-	-	-	-	-	-	-
-	-	289,924	(1,813,698)	(299,066)	-	-	-	20,449,388
-	-	-	-	-	-	-	-	947,399
-	-	-	-	-	-	(298,125)	-	(298,125)
-	-	-	-	-	-	-	-	(12,232,642)
-	-	-	-	-	-	(408,227)	-	(408,227)
-	-	289,924	(1,813,698)	(299,066)	(3,920,592)	(706,352)	-	8,423,870
-	-	-	-	-	1,764,975	322,864	-	2,087,839
-	-	-	-	-	-	-	-	(93,384)
-	-	-	-	(366,003)	-	(6,057)	-	(372,060)
(397,023)	-	-	-	-	-	-	-	(397,023)
-	5,513	-	(5,344)	-	-	-	-	-
-	-	-	-	-	-	-	-	(175,281)
(397,023)	5,513	-	(5,344)	(366,003)	1,764,975	316,807	-	1,050,091
(1,390,004)	13,634	289,924	(20,570,824)	(665,069)	1,764,975	445,314	-	39,110,143
-	-	(289,924)	-	-	(1,764,975)	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	(181,357)	-	(181,357)
-	-	-	-	-	-	-	4,584,750	4,584,750
-	-	(289,924)	-	-	(1,764,975)	(181,357)	4,584,750	4,403,393
-	-	-	-	-	6,090,677	211,692	-	6,302,369
-	-	-	-	-	-	-	-	(19,699)
-	-	-	-	(216,451)	-	(14,385)	-	(230,836)
(661,433)	-	-	-	-	-	-	-	(661,433)
-	(19,826)	-	2,746	-	-	-	-	-
-	-	-	-	-	-	-	-	(1,443,564)
(661,433)	(19,826)	-	2,746	(216,451)	6,090,677	197,307	-	3,946,837
$ (2,051,437)	$ (6,192)	$ -	$ (20,568,078)	$ (881,520)	$ 6,090,677	$ 461,264	$ 4,584,750	$ 47,460,373

These statements of changes in shareholder's equity, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting all of the movements in equity accounts derived from the operations, conducted by the Holding company and the Financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date stated above, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated statements of changes in shareholder's equity were approved by the Board of Directors under the accountability of the signers.

Vitalino M. Nafria Aznar	Jaime Adam Vidal	José Ignacio Merino Martin	Leobardo Ramirez Hernández
Chief Executive Officer	General Director, Finance and Comptrollership	General Director, Auditing	Director, Corporate Accounting

Translation of financial statements originally issued in Spanish

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position
For the Years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Net income before minority interest	$ 6,302,369	$ 2,087,839
Add (less)- Charges (credits) to income, not affecting cash-		
Unrealized loss from valuation at fair value	1,052,923	229,228
Provision for loan losses	2,480,555	3,592,859
Depreciation and amortization	1,977,110	1,692,820
Deferred income taxes	2,486,506	(332,686)
Provision for various obligations	(610,447)	(1,984,833)
Share in results of non-consolidated subsidiaries and associates	(33,371)	79,389
	13,655,645	5,364,616
Increase or decrease in operating-related items-		
Increase (decrease) in funding (counter and money market)	7,471,214	(10,627,529)
Decrease in loan portfolio	13,026,487	8,834,842
(Increase) decrease in treasury transactions (financial instruments and securities transactions)	(22,597,304)	11,266,246
Decrease (increase) in derivative instrument transactions for trading purposes	324,691	(42,931)
Increase (decrease) in bank and other loans	165,810	(15,417,451)
Effects of merger with Grupo Financiero BBV-Probursa	-	10,884,972
Effects of merger with Banca Promex	-	4,698,572
Funds generated by operating activities	12,046,543	14,961,337
Financing activities:		
Subordinated debentures outstanding not convertible into capital stock	(2,462,734)	(876,989)
Subordinated debentures outstanding mandatorily convertible into capital stock	(19,699)	(93,384)
Conversion of subordinated debentures into capital stock	(748,646)	(420,556)
Payment of cash dividends by Afore Bancomer, S.A. de C.V. (minority interest)	(181,357)	(298,125)
Increase in Bancomer's equity holdings in Afore Bancomer, S.A. de C.V.	-	(408,227)
Shareholders' equity	543,821	(359,591)
Impairment of real state	(1,428,418)	-
Effects of merger with Grupo Financiero BBV-Probursa-		
Subordinated debentures outstanding not convertible into capital stock	-	2,147,936
Shareholders' equity	-	20,748,454
Effects of merger with Banca Promex-		
Subordinated debentures outstanding not convertible into capital stock	-	458,608
Subscription of shares for payment to IPAB	-	946,948
Minority interest in capital notes	4,584,750	-
Funds generated by financing activities	287,717	21,845,074
Investing activities:		
Additions to property, furniture and equipment, net of retirements	(642,235)	(604,185)
Impairment of real state	1,428,418	-
Decrease (increase) in equity investment	941,540	(1,889,990)
Decrease (increase) in repossessed assets	1,119,674	(383,637)
Other assets, other liabilities, deferred charges and credits, net	(311,506)	(1,304,328)
Effects of merger with Grupo Financiero BBV-Probursa	-	(8,836,559)
Effects of merger with Banca Promex	-	(786,899)
Funds generated by (used in) investing activities	2,535,891	(13,805,598)
Increase in cash and cash equivalents	14,870,151	23,000,813
Cash and cash equivalents at beginning of year	49,648,408	26,647,595
Cash and cash equivalents at end of year	$ 64,518,559	$ 49,648,408

These statements of changes in financial position, consolidated with those of the financial entities and other companies that form part of the Financial Group and are susceptible to consolidation, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting all of the origins and applications of cash derived from the operations conducted by the Holding company and the financial entities and the other companies that form part of the Financial Group and are susceptible to consolidation as of the date stated above, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated statements of changes in financial position were approved by the Board of Directors under the accountability of the signers.

Vitalino M. Nafria Aznar Chief Executive Officer	Jaime Adam Vidal General Director, Finance and Comptrollership	José Ignacio Merino Martín General Director, Auditing	Leobardo Ramirez Hernandez Director, Corporate Accounting

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying financial statements have been translated into English for use outside of Mexico and are presented on the basis of accounting practices prescribed by the National Banking and Securities Commission (the Commission), which may differ in certain significant respects from accounting principles generally accepted in Mexico and other countries.

2 Operations and regulatory environment:

Grupo Financiero BBVA Bancomer, S.A. de C.V. (formerly Grupo Financiero Bancomer, S.A. de C.V.) and Subsidiaries (the Financial Group) has been authorized by the Secretariat of Finance and Public Credit (SHCP) to be incorporated and operate as a financial group under the terms established by the Financial Groups' Law, subject to the monitoring by the Commission. Its operations consist of rendering full service banking, acting as intermediary in the stock market, and acquiring and managing shares issued by insurance, pension and bonding entities, leasing and financial factoring companies, investment funds, and by any other types of financial associations or entities, or by entities determined by SHCP, based on the Financial Groups' Law. The transactions of the Financial Group are regulated by the Commission, the Credit Institutions Law, the Banco de México Law, and the Securities Market Law. The unconsolidated subsidiaries are regulated, depending on their activity, by the Commission, the National Insurance and Bonding Commission, and other applicable laws.

By law, the Financial Group has unlimited liability for the obligations and losses of each of its subsidiaries.

The Commission, in its capacity of regulator of financial groups, is empowered to review the financial information of the Financial Group, and request changes thereto.

Merger and reorganization of the business-

The merger of Grupo Financiero Bancomer, S.A. de C.V. with Grupo Financiero BBV-Probursa, S.A. de C.V. (BBV-Probursa), respectively the merging entity and the merged entity, became effective on July 1, 2000. Prior to the merger of both financial groups, the merged company received a capital contribution of US$1,400 million (which, as of December 31, 2001, was equivalent to $12,837,300) with the purpose of financial strengthening of the banking operations. To this end, reserves were established against the shareholders' equity accounts of the banking institutions, in conformity with the Commission's consent.

Once the merger became effective for third-party purposes, the Financial Group changed its corporate name to Grupo Financiero BBVA Bancomer, S.A. de C.V.

The merger and its corresponding recording were based on the financial statements of both Financial Groups as of June 30, 2000, and were authorized by the Commission.

On August 10, 2000, the Financial Group acquired from Instituto para la Protección al Ahorro Bancario (the Bank Savings Protection Institute) (IPAB), all except one of the shares representing the capital stock of Banca Promex, S.A., Institución de Banca Múltiple (Promex) (who merged with Bancomer, S.A., Institución de Banca Múltiple (Bancomer) in September of the same year). As well, in November of the same year, the Financial Group and Bancomer contributed US$327 million to a trust fund that allowed the Financial Group to increase its equity holdings in Seguros Bancomer, S.A. de C.V. and Pensiones Bancomer, S.A. de C.V. by 24.01% and 48.99%, respectively. It also allowed Bancomer to increase its equity holdings in Afore Bancomer, S.A. de C.V. by 24%.

As a consequence of the merger of both Financial Groups and with the purpose of facilitating the process to integrate systems and transactions, an internal reorganization of the banking subsidiaries and brokerage houses was implemented after the merger. This consisted mainly of the transfer of the traditional banking activities from Banco Bilbao Vizcaya-México, S.A. (BBV-México) to Bancomer; the transfer of certain financial service-related activities from Bancomer to BBV-México and the merger of Casa de Bolsa Bancomer, S.A. de C.V. with Casa de Bolsa BBV-Probursa, S.A. de C.V. In this way, Bancomer, S.A. changed its corporate name to BBVA Bancomer, S.A., Institución de Banca Múltiple; Banco Bilbao Vizcaya-México, S.A. to BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple and Casa de Bolsa BBV-Probursa, S.A. de C.V. to Casa de Bolsa BBVA Bancomer, S.A. de C.V.

During a General Extraordinary BBVA Bancomer Shareholders' Meeting held on August 31, 2001, the shareholders decided on the merger of this institution -which would prevail as the merging entity- with Inmobiliaria Bancomer, S.A. de C.V., Inmobiliaria Promex, S.A. de C.V., Inmobiliaria Procorp, S.A. de C.V., Properiférico, S.A. de C.V. and Inmobiliaria Pro Rio San Angel, S.A. de C.V. as the merged entities.

During a General Extraordinary Shareholders' Meeting held on October 3, 2001, the sale of the Financial Group's equity holdings in Crédito Familiar, S.A. de C.V. and Seguros BBV Probursa, S.A. de C.V. was approved. Such sales took place in December 2001 and generated an income of approximately $244,000 for the Financial Group.

As a result of these events, as of December 31, 2001, the Financial Group was comprised by the following subsidiaries:

- BBVA Bancomer, S.A., Institución de Banca Múltiple y Subsidiarias
- BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple
- Casa de Bolsa BBVA Bancomer, S.A. de C.V. y Subsidiarias
- GFB Servicios, S.A. de C.V. y Subsidiarias
- BBVA Bancomer Servicios Administrativos, S.A. de C.V.
- BBVA Bancomer Gestión, S.A. de C.V.
- Seguros Bancomer, S.A. de C.V.
- Pensiones Bancomer, S.A. de C.V.
- Fianzas Probursa, S.A. de C.V.

The Financial Group holds 99.9% in the equity of these subsidiaries, except for Seguros Bancomer, S.A. de C.V., where its equity holdings represent 75.01%.

3 Significant accounting policies:

The accounting policies of the Financial Group, which are in conformity with the accounting practices prescribed by the Commission, require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures to be included therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

In the absence of a specific accounting criterion from the Commission or generally accepted accounting principles (PCGA) issued by the Mexican Institute of Public Accountants (IMCP), the following must be applied in a suppletory manner and in this same order: international accounting standards issued by the International Accounting Standards Committee (IASC) and generally accepted accounting principles in the US, issued by the Financial Accounting Standards Board (FASB).

The consolidated financial statements present the merger effects following the legal and tax criteria that the merging entity assumes the assets, liabilities and equity of the merged entities on the date of the merger, without presenting combined financial statements of prior years. Therefore, the results of the entities of Grupo Financiero BBV-Probursa, S.A. de C.V. from January 1 through June 30, 2000 are presented as a net result within shareholders' equity, rather than consolidating them with the results for the year.

The principal accounting practices followed by the Financial Group are as follows:

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of the Financial Group and those of its subsidiaries of the financial sector. Equity investments in mutual funds, insurance and bonding companies and pension funds are valued according to the equity method, in conformity with accounting criteria prescribed by the Commission. All significant intercompany balances and transactions have been eliminated in consolidation.

Equity in results and changes in equity of subsidiaries sold during the year were included in the financial statements up to the date of the transactions, and were restated in terms of the purchasing power of the Mexican peso at yearend.

The relevant figures of the most important unconsolidated subsidiaries are as follows:

Seguros Bancomer	75.01	$	3,140,616	$	2,170,967	$	969,649	$ 154,180
Pensiones Bancomer	99.99	$	10,781,312	$	10,472,932	$	308,380	$ 128,002
Fianzas Probursa	99.99	$	86,891	$	49,865	$	37,026	$ (25,242)

Recognition of the effects of inflation in the financial information-

The Financial Group restates all of its financial statements in terms of the purchasing power of the currency as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The financial statements of the prior year have been restated in terms of Mexican pesos of the latest period. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

To recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures were as follows:

- *In the balance sheet:*

Real estate was restated using a factor derived from the Unit of Investment (UDI) value, considering the values determined by independent appraisers as the basis for restatement.

In August 2001, the book value of the real estate of BBVA Bancomer and its real estate subsidiaries was adjusted for impairment. This adjustment included installation expenses and impairment of real estate, net of deferred taxes, based on the March 2000 appraisals, restated at values as of June 2001. This adjustment amounted to $1,428,418 and was recorded against retained earnings, as authorized by the Third Provision of Circular 1448 issued by the Commission. Also, the adjustment included the cancellation of recoverable asset taxes, the right to which was lost upon the merger of the real estate companies.

Furniture and equipment were restated using a factor derived from the UDI value, from the date of acquisition through yearend.

Repossessed assets are considered monetary items. Therefore, the carrying amount of these assets is not subject to restatement for purposes of recognizing the effects of inflation.

Equity investments are valued considering the equity method as a specific cost, and the difference between the restated balance at the beginning of the period, based on the restatement factor derived from the UDI value, and the increase or decrease according to the equity method is shown as a gain or loss from holding non-monetary assets.

Paid-in capital, earned capital and other nonmonetary items are restated using a factor derived from the UDI value from the date of contribution or generation. Paid-in capital and earned capital amounts are restated taking January 1992 as the base for restatement.

The loss from holding nonmonetary assets represents the change in the specific price level of nonmonetary assets with respect to the UDI value.

- *In the income statement:*

Revenues and expenses, which are associated with a monetary item (cash, securities, loan portfolio, funding, etc.) and those derived from current transactions (commissions and fees and administrative and promotion expenses) are restated from the month in which they arise through yearend, using UDI-derived factors.

Depreciation expense for the year is calculated on restated asset values based on the useful lives determined by independent appraisers.

Costs and expenses which are associated with a nonmonetary item are restated through yearend as a function of the restatement of the nonmonetary asset which is being consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to the average net monetary assets or liabilities of each month the UDI-derived factor of inflation, restated through yearend with the corresponding factors.

- *In the statement of changes in financial position:*

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos as of the most recent yearend.

Cash and due from banks-

Cash and due from banks are recorded at nominal value, except for silver and gold coins, which are valued at their fair value at yearend. Foreign funds available are valued at the exchange rate published at yearend by Banco de México.

Securities-

- *Trading securities:*

Trading securities are debt instruments and shares held by the Financial Group, with the intention of obtaining gains from trading them in the market. These securities are stated at fair value, which is determined by a price supplier in conformity with the following guidelines:

Debt instruments-

- By applying market values.
- In the event that the market value cannot be obtained through reliable means, or it is not representative, the market prices of instruments with similar characteristics will be used as reference, or the market price will be calculated based on formal valuation techniques.
- When the fair value of the securities cannot be determined, they should be recorded at the latest fair value that was determined, or at their acquisition cost, recognizing the accrued interest and, if any, the reserves that may be necessary to recognize an impairment of the securities.

Stock investments-

- By applying market values.
- In the event that the market value cannot be obtained through reliable means, or it is not representative, the fair value will be determined according to the equity method referred to in Bulletin B-8, "Consolidated and combined financial statements and valuation of long-term investments in shares", issued by the IMCP or, based on the acquisition cost of the shares adjusted using restatement factors defined by the Commission.
- When the fair value of shares cannot be determined, they should be recorded at the latest fair value that was determined, or at their acquisition cost, which should be adjusted to net realizable value.

The increase or decrease from valuation of these securities is recognized in the statement of income.

- *Securities for sale:*

Securities for sale are debt instruments and equity securities acquired with an intention other than obtaining gains from trading them on the market or holding them to maturity. These securities are valued in the same way as trading securities, recognizing the adjustments derived from their valuation in shareholders' equity.

- *Securities held to maturity:*

Securities held to maturity are represented by debt securities whose payments can be determined and whose maturities are over 90 days, acquired with the intention of holding them to maturity. They are initially recorded at acquisition cost. Accrued interest is recorded in the statement of income using the straight-line method.

In the event that exists sufficient evidence that a security presents a high credit risk and/or that the estimated value should be impaired, the book value can be changed to the net realizable value determined according to formal valuation techniques against results of the year.

Certain security transfers among the above categories must be approved by the Commission.

Repurchase and resale transactions-

Repurchase and resale agreements represent the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation to resell or repurchase the underlying securities.

When the Financial Group acts as reselling party, the net position balance represents the difference between the fair value of the underlying securities (asset position), that represents securities receivable under the transaction valued in conformance with valuation criteria for trading securities, and the present value of the price at maturity (liability position).

When the Financial Group acts as repurchasing party, the net position balance represents the difference between the present value of the price at maturity (asset position) and the fair value of the deliverable securities under the transaction (liability position) valued as mentioned in the preceding paragraph.

The debit or credit balance resulting from the repurchase and resale transactions is presented as an asset or liability on the balance sheet as part of the securities and derivative transactions.

Derivatives-

The Financial Group may carry out two different types of transactions:

- Hedging, in an open risk position, consists of the purchase or sale of derivative financial instruments to reduce the market risk of a transaction or group of transactions.

- Trading consists of the position assumed by the Financial Group as market participant, for purposes other than hedging risk positions.

In hedging, the compensation of asset and liability positions and the deferred debit or credit of the derivative are presented together with primary position. In trading those amounts are presented on the asset or liability side of the balance sheet, as applicable.

The Financial Group's policies and standards require that for purposes of entering into derivative transactions, it is necessary that both trading parties are within the financial system and authorized by Banco de México to carry out this type of transaction, classifying and, in its case, determining risk exposure lines. With respect to corporate customers, prior to carrying out these transactions, it is necessary that they be granted a credit line preauthorized by the Credit Risk Committee or that they provide readily realizable guarantees through the pertinent bond contracts. Regarding mid-sized and small businesses, as well as individuals, the transactions are carried out through the constitution of readily realizable guarantees, established in bond contracts.

The assets and/or liabilities arising from transactions with derivative financial instruments will be recognized or cancelled in the financial statements on the date the transaction is carried out, regardless of the date of settlement or delivery of the asset.

Forward and futures contracts-

In the case of trading transactions, their balance represents the difference between the fair value of the contract and the contracted forward price. If a debit balance results after such offsetting, it is presented as an asset under "derivatives"; if a credit balance results, it is recorded as a liability in the same line item.

Options-

In the case of trading transactions, options are stated at fair value and presented as an asset or liability under "derivatives".

Options are valued daily at fair value, reflecting the difference between the price at fair value and the historical amount of the premium in results.

Swaps-

In the case of trading transactions, their balance represents the difference between the fair value of the swap asset and liability. The balance is presented as an asset or liability under "derivatives".

Credit derivatives-

In the case of credit derivative instruments where an exchange of flows is agreed to, derivatives will be valued based on the fair value of the receivable rights (asset side) and the deliverable flows (liability side). A debit balance is presented under "derivatives", and a credit balance is presented as a liability in the balance sheet.

Loss sharing with FOBAPROA-

In fiscal 2000, as part of the financial strengthening plan mentioned in Note 2, the Banks created reserves that were recorded against accumulated losses, equivalent to 100% of the loss sharing included in some of the agreements entered into with FOBAPROA. Subsequently, only 75% of the interest accrued on the FOBAPROA notes with a loss sharing clause is recognized.

Provision for differences between the value of repossessed real estate sold to FOBAPROA and the value of the promissory note-

As mentioned in Note 10, as of 1998, the credit institutions are required to recognize a provision equivalent to the difference between the restated value of the repossessed urban real estate assigned to FOBAPROA and the corresponding promissory note, which is determined based on the procedures issued by the Commission for these purposes.

As well, as part of the financial strengthening mentioned in Note 2, the credit institutions established in 2000 an additional $1,678,430 reserve against retained earnings (accumulated losses) representing 26% of unsold repossessed assets. After the financial strengthening process was completed, additional reserves were established against results for the year.

Also, in March 2001, the credit institutions agreed with the Commission on the early cancellation of the foreclosed asset trust fund, with figures as of March 31, 2001. As a result of this cancellation, the foreclosed assets that had been transferred to the trust funds were put back on the books of the credit institutions at their original values, and the credit institutions created an additional $226,796 reserve against the results of the year. This amount, added to the amount referred to in the preceding paragraph, is equivalent to the accumulated restatement value recorded between September 1997 and March 2001 in such trust funds, to fully recognize this effect.

Loan portfolio-

The loan portfolio represents amounts delivered to debtors plus uncollected interest. The allowance for loan losses is presented as a deduction from the portfolio balances.

The outstanding balance of past-due loans is recorded as non-performing as follows:

- Loans with a single payment of principal and interest at maturity are considered past due 30 calendar days after the date of maturity.

- Loans with a single payment of principal at maturity and with periodic interest payments are considered past due 30 calendar days after principal has fallen past due and 90 calendar days after interest has fallen past due.

- The loans whose amortization of principal and interest had been agreed to in periodic partial payments, except for mortgage loans, are considered past due 90 days after the first installment is due.

- In the case of revolving credit granted, loans are considered past due when payment has not been received for two normal billing cycles.

- Mortgage loans are considered past due 180 calendar days after the due date of the first unpaid installment.

- Client bank accounts showing overdrafts are reported as past-due portfolio at the time the overdraft occurs.

Interest is recognized in income as it accrues. Interest ceases to accrue at the time the loan is classified as non-performing.

Commissions for granting loans are recognized as income upon collection.

Restructured loans are considered non-performing until there is evidence of sustained payment, which is when credit institutions collect three consecutive full monthly payments without delay, or the collection of one installment, in the case where the amortization covers periods in excess of 60 days.

Renewed loans where the debtor does not pay accrued interest on time, or does not pay at least 25% of the original loan amount, according to the contractual conditions, will be considered non-performing until proof exists of sustained payment.

Interest accrued during the period in which the loan was considered non-performing is recognized as income at the time collected.

Allowance for loan losses-

- *Commercial loan portfolio:*

The Commission's Circular 1480, issued on September 29, 2000, establishing a new methodology to classify the commercial loan portfolio, became effective on January 1, 2001. This Circular superseded the procedures to classify the loan portfolio established by Circular 1128, which was in effect until December 31, 2000.

According to the provisions of Circular 1480, the credit institutions will classify individually at least 80% of the balance of the commercial loan portfolio, including in this classification the loans or groups of loans granted to the same borrower, with a balance equal to or higher than an amount equivalent to 700,000 UDIs as of the classification date. The remaining 20% will be classified according to the loans' current or past-due status.

According to the fourteenth provision of Circular 1480, BBVA Bancomer was authorized the temporary and conditioned utilization of the internal commercial loan portfolio classification model, through December 31, 2001, according to official letter No. 601-II-105523 dated June 19, 2001. This authorization was ratified through official letter No. 601-II-8003 of January 30, 2002, which allows use of this internal model through December 31, 2003. Loan classification and the related provisions are based on the seventeenth provision of Circular 1480.

The classification methodology internally developed by Bancomer (Calificación de Riesgo Bancomer - Bancomer Risk Classification (CRB)) is used to determine a client's creditworthiness through the weighted result of the grades obtained according to five risk criteria, which include: Performance, Historical payment capacity, Indebtedness capacity, Projected payment capacity and Macroeconomic conditions. These criteria represent the valuation of the client's profile, the financial position of the company and the economic status of the industry which are measured through the grading of various quantitative and qualitative credit risk factors, weighted through the application of a single algorithm and fixed weighting parameters. The design of this algorithm and its associated weighting factors are the result of statistical and econometric analyses applied to historical data of several years.

The internal classification system presents eight risk levels. Ratings 1 to 4 represent an acceptable risk level; 5 is a risk under observation and levels 6 to 8 are unacceptable risks, where 8 is noncompliance. The risks included in the CRB are summarized in the following matrix:

1. Exceptional
2. High
3. Good
4. Adequate
5. Potential weakness
6. Actual weakness
7. Critical weakness
8. Loss

The scheme of correspondence of the CRB to the Risk Classification according to Circular 1480, is as follows:

[illegible]	[illegible]	[illegible]
1	A1	
2	A1	
3	A2	
4	B	
5	B	If in arrears for less than 30 days
5	C1	If in arrears for 30 days or more
6	C1	If in arrears for less than 30 days
6	C2	If in arrears for 30 days or more
7	D	
8	E	

Once the borrower rating is obtained according to this procedure, each loan is initially classified based on the borrower's rating. Considering the value of the respective collateral, the Bank determines the portion of the loan balance covered by the discounted value of collateral and the portion of the exposed balance. The rating assigned to the covered portion can be modified based on the collateral quality. As well, the exposed portion will maintain the initial loan rating provided it is A1, A2, B or C1, while it must be classified in risk level E, if the initial loan rating is C2, D or E. As well, the Circular establishes various criteria to determine the value of collateral considering its realization possibilities.

The allowances for the losses from the commercial loan portfolio created by the Bank as a result of the individual classification of each loan, are equal to the amount resulting from applying the percentage that corresponds to the rating of the covered and exposed portions of each loan, according to the following:

[illegible]	[illegible]
0% to 0.49%	A1
0.5% to 0.99%	A2
1% to 19.99%	B
20% to 39.99%	C1
40% to 59.99%	C2
60% to 89.99%	D
90% to 100%	E

The Bank records the corresponding allowance for loan losses quarterly, taking into account the outstanding balance of the loans as of the last day of each quarter. Consequently, as of December 31, 2001, the allowance for loan losses was determined based on the balances of the loan portfolio as of that date.

Until 2000, the allowance for loan losses was recorded based on the classification of the loan portfolio, which contemplated certain percentages according to the risk levels determined by the Commission. The relative guidelines required that quarterly classifications should be made. In the months in which no loan portfolio classification was made, the risk levels determined for the latest classification were applied to the amount of the loan portfolio corresponding to those months.

- *Mortgage and consumer portfolio:*

The allowance for loan losses relative to mortgage and consumer loans is calculated monthly by applying certain percentages according to the risk determined with respect to these portfolios based on the number of omitted installments. In addition, allowance percentages are considered in the mortgage portfolio according to the probability of the borrowers' failure to comply with payment commitments.

Ordinary interest accrued but not collected on loans is considered past-due, and an allowance equivalent to the overall interest amount is recorded.

Other receivables and payables-

Balances of sundry debtors and creditors that are not recovered or paid within the 60 or 90 days following their initial recognition (depending on whether balances are identified or not) are applied to results, regardless of the recovery possibilities or the process to clarify amounts due with the creditors.

The debit and credit balances of the transaction settling accounts represent security purchases and sales recorded on the date of transaction, with a 48-hour term for settlement.

Repossessed assets or assets received in lieu of payment-

Repossessed assets or assets received in lieu of payment are recorded at the lower of net realizable value or cost. Cost is the auction value determined by the judge in the foreclosure verdict. With respect to assets received in lieu of payment, cost is represented by the price agreed upon between the parties.

When the book value of an outstanding loan is higher than the value of repossessed assets, the difference is recorded against the allowance for loan losses at the time of foreclosure. When the book value of the loan is lower than the value of the repossessed asset, the value of the latter is adjusted to the book value of the outstanding loan.

The book value should be modified only when exists evidence that the net realizable value is lower than registered book value. The resultant adjustments from these estimations will be recorded in results of the year, in the moment that they occur.

Property, furniture and equipment-

Property, furniture and equipment are recorded at their acquisition cost restated in accordance with the restatement criteria previously mentioned in this Note.

Depreciation is calculated on restated asset values using the straight-line method as of the month following the acquisition date. The depreciation rates used during 2001 and 2000 are as follows:

Property	2.5%
Computer equipment	25%
Furniture and equipment	10%
Transportation equipment	25%
Machinery and equipment	10%

Equity investments-

The Financial Group recognizes its investment in unconsolidated subsidiaries and associated companies under the equity method based on the book value of their latest available financial statements.

Deferred taxes-

The Financial Group recognizes the effect of deferred taxes determined under the asset and liability method through the comparison of their book and tax values. From this comparison arise temporary differences to which the corresponding tax rate should be applied. Employee profit sharing is calculated taking into consideration the temporary differences that arise during the year that are likely to generate a future liability or benefit.

The effect of all the items above is presented net in the balance sheet under "Deferred Taxes".

Employee benefits-

Under Mexican Labor Law, the Financial Group is liable for separation payments and seniority premiums to employees terminating under certain circumstances.

The Financial Group recognizes its liability from seniority premiums, pensions and retirement payments as they accrue, in accordance with actuarial calculations based on the projected unit credit method. These calculations are based on real interest rates following the provisions of Bulletin D-3, "Employee Benefits", of PCGA.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Financial Group's employees. Indemnity payments are charged to results in the period in which they are made.

The amount resulting from reduction in personnel is measured and recognized in the liability for employee benefits of the corresponding year.

Beginning in 1999 the Financial Group records, as required by Bulletin D-3, the liability for post-retirement medical benefits granted by the Financial Group to its employees.

Goodwill-

Goodwill resulting from acquisitions made by the Financial Group at prices higher than the restated book value of the relative subsidiary will be amortized over the next 20 years the term over which it is estimated that additional benefits will be generated from the investment. The amounts amortized during 2001 and 2000 were $265,622 and $60,015, respectively.

Repurchase of own shares-

Up to May 31, 2001, the Financial Group acquired its own shares and affected the capital stock account with the nominal value of the shares acquired or sold. Any excess was debited or credited to the reserve for repurchase of own shares or to the additional paid-in capital account, as provided for under Article 14-Bis of the Stock Market Law.

Beginning on June 1, 2001, the amendments to the Stock Market Law allow entities to repurchase their own shares, provided that the purchase is accounted for against shareholders' equity for as long as the issuer itself owns the underlying shares, or against capital stock in the event that the decision is made to convert them into treasury shares. In this case, in conformity with Article 14-Bis 3 of this Law, there will be no need to adopt a resolution in this respect during a Shareholders' Meeting.

Foreign currency transactions-

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currency are adjusted to the yearend exchange rate published by Banco de México. Exchange fluctuations in connection with these assets and liabilities are charged to results of the year.

Banco de México sets limits on the amount of liabilities in foreign currency that the credit institutions may assume, whether directly or through their foreign agencies, branches or affiliates. As of yearend, the credit institutions fully complied with these limitations.

Commission income-

Commission income obtained by Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (the Afore), a subsidiary of BBVA Bancomer, is recorded in the statement of income when collected and not as it accrues.

Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the gain or loss from holding nonmonetary assets and the effects from translating foreign subsidiaries.

4 Principal differences from accounting principles generally accepted in Mexico:

The consolidated financial statements have been prepared in conformity with the accounting practices prescribed by the Commission which, in the following instances, differ from PCGA commonly applied in the preparation of financial statements for other types of nonregulated entities:

- The consolidated financial statements include the subsidiaries belonging to the financial services industry and those that render complementary services, while subsidiaries not belonging to the financial services industry are excluded. According to PCGA, all subsidiaries where control is held should be consolidated, regardless of their respective industries.
- The financial strengthening carried out by the credit institutions, as explained in Note 2, was recorded against shareholders' equity. In accordance with PCGA, the reserves established in connection with the financial strengthening should have been charged to results of the year.
- Adjustments derived from valuation of securities available for sale are recognized in shareholders' equity. PCGA require that yields on these securities be recognized in the income statement of the period in which they accrue.
- Repurchase and resale transactions are recognized as purchase-sale transactions or as the temporary transfer of the securities guaranteeing them. However, they are not recognized in relation to the substance of the transactions (financing). On the other hand, they are valued considering the present value of the price of the underlying securities at maturity rather than recording the agreed-upon premium on a straight-line basis.
- Subordinated debentures mandatorily convertible into capital stock remained as part of shareholders' equity up to their conversion during 2001, rather than presenting them as a liability, in accordance with PCGA. However, for purposes of calculating the gain or loss from monetary position, they were considered a liability and accrued interest was recognized in the income statement.
- Adjustments to the value of properties determined through appraisals were recognized against retained earnings (accumulated losses). PCGA require that these adjustments be recognized in results of the year.

5 Cash and due from banks:

As of December 31, 2001 and 2000, cash and due from banks consisted of the following:

	[illegible]	[illegible]
Cash	$ 7,790,794	$ 8,134,196
Banks	54,818,597	40,131,759
Other funds available	1,909,168	1,382,453
	$ 64,518,559	$ 49,648,408

The banks line item above is represented by deposits in domestic and foreign banks in Mexican pesos and US dollars, translated at the exchange rate published by Banco de México of $9.1695 and $9.6098 Mexican pesos per US dollar for 2001 and 2000, respectively, and are as follows:

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Call money granted	$ -	$ 1,908,441	$ -	$ 10,179,127	$ -	$ 12,087,568
Deposits with foreign credit institutions	-	1,518,588	32,545,452	11,678,754	32,545,452	13,197,342
Domestic banks	928,050	1,900,232	-	7,086	928,050	1,907,318
Banco de México	21,332,397	12,861,538	12,698	77,993	21,345,095	12,939,531
	$ 22,260,447	$ 18,188,799	$ 32,558,150	$ 21,942,960	$ 54,818,597	$ 40,131,759

6 Securities:

At December 31, 2001 and 2000, financial instruments were composed as follows:

Trading securities-

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity securities	$ 25,293	$ -	$ (402)	$ 24,891	$ 1,833,177
Certificates of deposit	6,481,354	18,423	-	6,499,777	4,648,885
BONDES	1,369,649	8,160	(2,448)	1,375,361	1,209,015
Commercial paper	599,885	6,961	2,139	608,985	426,583
Mexican corporate Eurobonds	-	-	-	-	336,296
Eurobonds (Development Banks)	449,460	14,186	(1,019)	462,627	-
Sovereign debt Eurobonds	307,510	9,794	634	317,938	651,175
Note with interest payable at maturity	23,488,172	24,877	(1,990)	23,511,059	4,165
CETES	1,595,822	-	4,700	1,600,522	-
Bonds	1,238,526	7,013	(2,657)	1,242,882	-
Mutual funds	83,854	-	405	84,259	165,222
Other	54,513	329	9	54,851	694,624
Total	$ 35,694,038	$ 89,743	$ (629)	$ 35,783,152	$ 9,969,142

During 2001, an increase in the value of trading securities of $460,004 was recognized in the income statement.

As of December 31, 2001, the maturities of the trading securities were as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity securities	$ -	$ -	$ -	$ 25,293	$ 25,293
Certificates of deposit	3,741,627	2,738,579	1,148	-	6,481,354
BONDES	27	30,386	1,339,236	-	1,369,649
Commercial paper	72,093	527,792	-	-	599,885
Eurobonds (Development Banks)	-	37,372	412,088	-	449,460
Sovereign debt Eurobonds	-	-	307,510	-	307,510
Note with interest payable at maturity	22,386,931	1,095,544	5,697	-	23,488,172
CETES	251,683	655,747	688,392	-	1,595,822
Bonds	-	-	1,238,526	-	1,238,526
Mutual funds	-	-	-	83,854	83,854
Other	-	4,870	10,287	39,356	54,513
Total	$ 26,452,361	$ 5,090,290	$ 4,002,884	$ 148,503	$ 35,694,038

Securities available for sale-

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity securities	$ 4,191,779	$ -	$ 677,705	$ 4,869,484	$ 6,899,250
Certificates of deposit	-	-	-	-	1,371,818
US Treasury securities	46,764	-	-	46,764	51,472
Bonds (Development Banks)	550,363	16,096	14,215	580,674	138,076
Sovereign debt Eurobonds	22,720	6	2,106	24,832	176,736
Bank acceptances	22,327	26,362	3,671	52,360	-
Debentures	82,201	2,859	(15,512)	69,548	-
Mexican corporate Eurobonds	2,224,228	73,776	13,702	2,311,706	-
Other	9,169	-	-	9,169	45,143
Total	$ 7,149,551	$ 119,099	$ 695,887	$ 7,964,537	$ 8,682,495

BBVA Bancomer established reserves for the impairment of share certificates amounting to $486,673, against the results of the year.

As of December 31, 2001, the maturities of the securities available for sale were as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Equity securities	$ -	$ -	$ -	$ 4,191,779	$ 4,191,779
US Treasury securities	19,256	-	27,508	-	46,764
Bonds (Development Banks)	-	-	550,363	-	550,363
Sovereign debt Eurobonds	-	-	22,720	-	22,720
Bank acceptances	-	-	22,327	-	22,327
Debentures	-	-	82,201	-	82,201
Mexican corporate Eurobonds	-	-	2,224,228	-	2,224,228
Other	-	-	9,169	-	9,169
Total	$ 19,256	$ -	$ 2,938,516	$ 4,191,779	$ 7,149,551

Securities held to maturity-

The following securities have medium- and long-term maturities:

	[illegible]			[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Government bonds- Mortgage debtors support programs	$ 10,314,970	$ -	$ 10,314,970	$ 7,756,940
Federal government debt securities	6,562,357	93,566	6,655,923	7,530,124
Mexican corporate Eurobonds	-	-	-	4,287,568
Government bonds- State and municipality debtors support program	1,973,761	-	1,973,761	1,969,269
Government bonds- Productive plant UDI programs	1,524,981	-	1,524,981	1,390,290
Eurobonds (Development Banks)	-	-	-	1,117,852
Participation certificates	234,751	1,563	236,314	277,784
Debentures	-	-	-	309,143
Government bonds- Farming, cattle-raising and fishing debtors support program	42,417	-	42,417	35,260
Bank acceptances	-	-	-	41,083
Other	-	-	-	203,860
Total	$ 20,653,237	$ 95,129	$ 20,748,366	$ 24,919,173

With the authorization of the Commission, BBVA Bancomer maintained some Corporate Eurobonds under securities held to maturity. As a result of the current market conditions and in order to have greater facility to trade them, BBVA Bancomer decided to transfer such securities, together with other issues, to trading securities, recognizing a US$53,039 (thousands) charge to the results of the year (equivalent to $504,389 at the exchange rate of the date of the transaction). Subsequently, in conformity with the accounting criteria established for credit institutions, BBVA Bancomer requested authorization from the Commission to transfer such securities to securities for sale. Therefore, the future fluctuations of these securities will be recorded in shareholders' equity.

As well, the yields related to the BBVA Bancomer overall portfolio of securities held to maturity, reflected in the results of the year, amounted to $7,472,495.

7 Securities in derivative transactions:

At December 31, 2001 and 2000, securities and derivative transactions were made up as follows:

(a) Debit and credit balance under repurchase and resale transactions:

As reselling party-

	2001			2000		
	Asset Side	Liability Side		Asset Side	Liability Side	
Instrument	Receivable Securities	Resale Agreements	Debit Balance	Receivable Securities	Resale Agreements	Debit Balance
Government securities-						
CETES	$ 8,260,404	$ 8,237,706	$ 22,698	$ 5,237,425	$ 5,238,091	$ (666)
BONDES	30,054,101	30,048,553	5,548	59,800,018	59,837,522	(37,504)
UDIBONOS	15,333,026	15,289,307	43,719	17,636,060	17,409,695	226,365
CEDES	-	-	-	5,476,260	5,480,342	(4,082)
IPAB bonds	46,190,434	46,210,169	(19,735)	13,017,987	13,017,014	973
Banxico monetary regulation bonds	29,585,373	29,604,111	(18,738)	1,881,387	1,879,683	1,704
PIC's	4,069	4,062	7	2,804	2,806	(2)
	129,427,407	129,393,908	33,499	103,051,941	102,865,153	186,788
Bank securities-						
Notes with interest payable at maturity	7,754,225	7,754,294	(69)	2,482,973	2,487,036	(4,063)
Nominal bonds	828,055	827,530	525	2,707,495	2,689,993	17,502
Fixed-rate bonds	-	-	-	1,606,146	1,606,172	(26)
	8,582,280	8,581,824	456	6,796,614	6,783,201	13,413
Total	$138,009,687	$137,975,732	$ 33,955	$109,848,555	$109,648,354	$ 200,201

As repurchasing party-

	2001			2000		
	Liability Side	Asset Side		Liability Side	Asset Side	
Instrument	Deliverable Securities	Repurchase Agreements	Credit Balance	Deliverable Securities	Repurchase Agreements	Credit Balance
Government securities-						
CETES	$ 7,980,741	$ 7,956,302	$ 24,439	$ 3,373,947	$ 3,373,891	$ 56
BONDES	15,266,930	15,271,452	(4,522)	8,387,116	8,303,193	83,923
UDIBONOS	-	-	-	1,239,502	1,237,362	2,140
IPAB bonds	18,060,513	18,050,709	9,804	1,257,401	1,252,526	4,875
Banxico monetary regulation bonds	16,898,081	16,932,593	(34,512)	672,672	667,821	4,851
	58,206,265	58,211,056	(4,791)	14,930,638	14,834,793	95,845
Bank securities-						
Notes with interest payable at maturity	101,808	101,832	(24)	314,873	313,291	1,582
Nominal bonds	-	-	-	107,171	107,618	(447)
	101,808	101,832	(24)	422,044	420,909	1,135
Total	$ 58,308,073	$ 58,312,888	$ (4,815)	$ 15,352,682	$ 15,255,702	$ 96,980

The resale and repurchase agreements in which the Financial Group is the reselling and the repurchasing party agreed to at terms between 0 and 90 days, represent 96.49% and 88.88%, respectively.

(b) Derivative instrument transactions:

The chart below shows the derivative instrument transactions entered into by BBVA Bancomer as of December 31, 2001 and 2000. The currencies' position generated by these derivative instruments must be added to the position in the balance sheet in order to obtain the final position amount that is analyzed in Note 24.

Trading purposes-

Futures long position	$ 24,226,569	$ 24,226,569	$ -	$ -
Futures short position	72,979,339	72,979,339	-	-
Forward contracts long position	53,227,299	55,284,774	(2,057,475)	-
Forward contracts short position	79,743,494	77,602,887	2,140,607	-
Options purchased	9,850	-	9,850	-
Options sold	-	23,935	-	23,935
Swaps	10,429,258	10,707,607	-	278,349
	$240,615,809	$ 240,825,111	$ 92,982	$ 302,284

Futures long position	$ 1,559,643	$ 1,559,643	$ -	$ -
Futures short position	383,137	383,137	-	-
Forward contracts long position	33,973,622	34,412,127	(438,505)	-
Forward contracts short position	42,451,867	41,788,305	663,562	-
Options purchased	32,599	-	32,599	-
Options sold	-	27,772	-	27,772
Swaps	708,435	658,877	49,558	-
	$ 79,109,303	$ 78,829,861	$ 307,214	$ 27,772

Hedging purposes-

Forward contracts long position	$ 2,327	$ 2,327	$ -	$ -
Options purchased	22,830	-	22,830	-
Swaps	1,040,864	1,236,668	-	195,804
	$ 1,066,021	$ 1,238,995	$ 22,830	$ 195,804

Forward contracts long position	$ 118,088	$ 113,571	$ 4,517	$ -
Forward contracts short position	2,615,991	1,995,630	620,361	-
Options purchased	749,016	5,288	743,728	-
Swaps	3,985,086	4,147,822	-	162,736
	$ 7,468,181	$ 6,262,311	$ 1,368,606	$ 162,736

Futures and forward contracts -

As of December 31, 2001, the Financial Group had entered into US dollar futures transactions on the "MexDer" and obtained losses of $81,348.

Also, the Financial Group entered into forward contracts with respect to the main currencies. The following contracts were outstanding at yearend:

Trading purposes-

Futures	US Dollar	$ 152,257	$ 152,257	$ 86,867	$ 86,867	$ -
	TIIE	72,822,705	72,822,705	23,182,755	23,182,755	-
	CETES	-	-	879,926	879,926	-
	Consumer Price Index	4,377	4,377	6,520	6,520	-
	EURO	-	-	70,501	70,501	-
		$ 72,979,339	$ 72,979,339	$ 24,226,569	$ 24,226,569	$ -

		Sales		Purchases		
Forward contracts	US Dollar	$ 72,935,019	$ 70,667,101	$ 39,906,032	$ 42,072,167	$ 101,783
	BRL	458,475	569,597	534,971	458,475	(34,626)
	Equity securities	-	-	70,460	54,132	16,328
	FRA's	6,350,000	6,366,189	12,715,836	12,700,000	(353)
		$ 79,743,494	$ 77,602,887	$ 53,227,299	$ 55,284,774	$ 83,132

Hedging purposes-

		Sales		Purchases		
Forward contracts	GBP	$ -	$ -	$ 2,327	$ 2,327	$ -

Options-

As of December 31, 2001, BBVA Bancomer had entered into the following option contracts:

Trading purposes -

Purchases	US Dollar	509,981	$ 8,490	$ 9,221
	ADR's	19,072	712	629
			$ 9,202	$ 9,850
Sales	US Dollar	1,929,235	$ 17,225	$ 23,908
	TIIE	597,500	839	27
			$ 18,064	$ 23,935

Hedging purposes-

Purchases	US Dollar	8,197	$ 435	$ 508
	Libor	543,684	3,209	-
			$ 3,644	$ 508
	Interest rates	344,713	$ (325,726)	$ (23,338)

Swaps-

As of December 31, 2001, BBVA Bancomer had entered into the following swaps:

Trading purposes-

Currencies	Mexican Pesos	$ 2,704,491	$ 729,750	$ (2,725,775)	$ 762,576	$ (1,963,199)
	US Dollar	4,178,896	2,674,323	(4,293,017)	2,679,841	(1,613,176)
	UDIS	99,874	3,821,505	(104,755)	4,062,695	3,957,940
				$ (7,123,547)	$ 7,505,112	$ 381,565

Interest rates	Mexican Pesos	$ 30,147,412	$ (3,251,475)	$ 3,132,619	$ (118,856)
	US Dollar	8,500	(54,236)	69,876	15,640
			$ (3,305,711)	$ 3,202,495	$ (103,216)

BBVA Bancomer entered into nominal interest rate swaps with various institutions, agreed to at rates ranging from 7.13% to 15.98% annually. As of December 31, 2001, the reference amount of swaps was $30,155,912.

Hedging purposes-

Currencies	Euros	$ 921,444	$ 1,126,260	$ 981,991	$ 1,163,827	$ (181,836)

Interest rates	Mexican Pesos	$ 5,400,000	$ 43,611	$ 32,795	$ 10,816
	US Dollar	400,000	13,677	38,175	(24,498)
	UDIS	97,152	1,585	1,871	(286)
			$ 58,873	$ 72,841	$ (13,968)

BBVA Bancomer entered into nominal interest rate swaps with various institutions, agreed to at rates ranging from 2.00% to 11.22% annually. As of December 31, 2001, the reference amount of swaps was $5,897,152.

8 Loan portfolio:

As of December 31, 2001 and 2000, the loan portfolio was as follows:

Commercial portfolio-						
In Mexican pesos-						
Commercial	$ 30,307,977	$ 28,385,004	$ 2,673,450	$ 7,535,682	$ 32,981,427	$ 35,920,686
Rediscounted portfolio	4,030,663	8,320,299	33,695	424,454	4,064,358	8,744,753
Leasing portfolio	410,693	894,055	76,403	717,478	487,096	1,611,533
In US dollars-						
Commercial	27,946,460	32,680,963	2,754,978	4,043,584	30,701,438	36,724,547
Rediscounted portfolio	1,342,255	2,755,167	76,919	152,275	1,419,174	2,907,442
Leasing portfolio	855,552	346,119	18,187	156,276	873,739	502,395
Total commercial portfolio	64,893,600	73,381,607	5,633,632	13,029,749	70,527,232	86,411,356
Financial entities loans	-	10,433	-	-	-	10,433
Mortgage loans	43,016,440	45,074,607	6,143,172	7,734,271	49,159,612	52,808,878
Government loans	30,811,425	37,408,880	-	-	30,811,425	37,408,880
Consumer loans-						
Credit cards	12,106,955	10,313,657	707,211	668,998	12,814,166	10,982,655
Other consumer loans	2,360,730	1,666,940	190,803	286,548	2,551,533	1,953,488
FOBAPROA or IPAB loans	85,752,676	87,664,848	-	-	85,752,676	87,664,848
	$238,941,826	$255,520,972	$ 12,674,818	$ 21,719,566	$251,616,644	$277,240,538

Interest and commission income by type of loan were as follows:

Commercial portfolio-				
In Mexican pesos-				
Commercial	$ 5,946,541	$ 82,990	$ 6,029,531	$ 8,372,989
Rediscounted portfolio	606,067	-	606,067	766,116
Leasing portfolio	102,230	28,370	130,600	168,267
In US dollars-				
Commercial	2,972,751	115,120	3,087,871	2,287,083
Rediscounted portfolio	160,035	-	160,035	211,687
Total commercial portfolio	9,787,624	226,480	10,014,104	11,806,142
Mortgage loans	3,390,642	173,662	3,564,304	2,352,284
Government loans	1,193,208	-	1,193,208	1,627,821
Consumer loans-				
Credit cards	4,381,984	-	4,381,984	2,988,569
Other consumer loans	735,702	12,323	748,025	1,088,259
FOBAPROA or IPAB loans	10,471,072	-	10,471,072	8,930,916
	$ 29,960,232	$ 412,465	$ 30,372,697	$ 28,793,991

As of December 31, 2001 and 2000, loans granted by economic sectors consisted of the following:

	2001		2000	
	Amount	Concentration Percentage	Amount	Concentration Percentage
External (foreign entities)	$ 332,098	0.13 %	$ 1,066,680	0.38 %
Private (companies and individuals)	70,031,304	27.83 %	84,304,799	30.41 %
Financial	185,919	0.07 %	1,196,776	0.43 %
Credit cards and consumer loans	15,365,700	6.11 %	12,922,552	4.66 %
Mortgage loans	48,963,075	19.46 %	52,557,357	18.96 %
Federal government loans-debtors support programs	30,811,425	12.25 %	37,408,880	13.49 %
FOBAPROA or IPAB loans	85,752,676	34.08 %	87,664,848	31.62 %
Other past-due loans	174,447	0.07 %	118,646	0.05 %
	$251,616,644	100 %	$277,240,538	100 %

Sales of trade portfolio-

As part of the BBVA Bancomer strategy designed to reduce nonperforming assets, during 2001 two commercial and industrial loan portfolios were sold, which resulted in the reduction of the past-due portfolio by $4,806,244.

Related-party loans-

At December 31, 2001 and 2000, loans granted to related parties amounted to $3,982,725 and $7,454,215, respectively.

Credit support programs-

BBVA Bancomer has adhered to the following credit support programs established by the Federal Government and the Mexican Bankers' Association, A.C.:

- National Productive Plant Credit Support Program
- States and Municipalities Credit Support Program
- Mortgage Debtors Credit Support Program
- Financial Aid and Development Program for Micro-, Small- and Medium-sized Companies (FOPYME)
- Farming, Cattle-raising and Fishing Activities Financing Program (FINAPE)
- Additional Benefits Program for Mortgage Debtors
- Additional Benefits Program for States and Municipalities

During December 1998, the Federal Government and the banking system launched a new and final debtor support program known as the "Final Aid", which, beginning in 1999, replaced the method to calculate the benefits granted through the Mortage Debtors Credit Support, FOPYME and FINAPE programs.

The "Final Aid" program for mortgage borrowers defines the discounts on the outstanding balance of loans recorded at November 30, 1998, without considering interest in arrears. Regarding FOPYME and FINAPE credit programs, the discounts are applied on the payments and the discount percentage will be determined according to the balance of the loan recorded at July 31, 1996.

The Federal Government and the credit institution recognize the amount of the discounts in different percentages. The percentage absorbed by the Federal Government is recorded as an account receivable bearing interest at the 91-day CETES rate with quarterly capitalization. The percentage absorbed by the credit institution is applied to the allowance for loan losses. At December 31, 2001 and 2000, the balances of these discounts are $5,282,163 and $8,558,251, respectively.

As a result of the audits of the support programs, the Federal Government confirmed BBVA Bancomer's compliance with the regulations it was subject to, which entitled it to recover from the Federal Government the conditioned support under the FOPYME program. As a result, in September 2001 BBVA Bancomer received $2,034,328 from the Federal Government as payment of the amounts corresponding to this program, which represented the balance of loans to government entities. In addition, during 2001, BBVA Bancomer received $3,933,722 corresponding to the benefits absorbed by the Federal Government in connection with the Mortgage ("Vivienda") and "FOVI" support programs.

As well, the Federal Government also confirmed BBVA Bancomer's compliance with the regulations it was subject to, to be able to recover the conditioned support under the FINAPE program. Therefore, in December 2001 BBVA Bancomer recognized $1,089,614 in results for the year corresponding to interest income from the conditioned portion of this program, which had been originally recorded as a deferred credit, in conformity with the guidelines established by the Commission.

Beginning in December 2001, interest accrued on the account receivable from the conditioned support under the FINAPE program is recognized in the results of the corresponding month.

Credit granting policies and procedures-

BBVA Bancomer's Credit Manual regulates the granting, control and recovery of loans. This manual was authorized by the Board of Directors and outlines the parameters to be followed by officers that intervene in the credit process, which are based on the Credit Institutions Law, the prudential credit rules established by the Commission and sound banking practices.

Credits authorization under Board of Directors responsibility is centralized in empowered committees and officers and the polices and procedures are used to ensure about performance and technical capabilities of the credit officers.

In the credit management function the general process is defined, from promotion to recovery, specifying, by business unit, the policies, procedures and responsibilities of the officers involved, as well as the tools to be used in each step of the process.

The credit process is based on a thorough analysis of credit applications, in order to determine the comprehensive risk of each debtor. In most loans, debtors must at least have an alternate repayment source.

Consumer loans, mortgage loans and loans to small- and micro-sized companies are subject to automated evaluation and follow-up mechanisms that have been implemented, based on certain standard factors which, under the bank's criteria, are meaningful to make decisions, and allow greater efficiency in the handling of high volumes of loan applications.

9 UDI-denominated restructured loans:

As of December 31, 2001 and 2000, the UDI-restructured loan portfolio was comprised as follows:

Performing portfolio	$ 11,813,656	$ 31,816,837	$ 125,600	$ 1,121,750	$ 44,877,843	$ 50,852,508
Performing interest	16,194	228,037	146	5,796	250,173	393,860
Past-due portfolio	-	3,091,101	-	425,242	3,516,343	5,201,833
Past-due interest	-	167,225	-	16,911	184,136	345,024
Total	$ 11,829,850	$ 35,303,200	$ 125,746	$ 1,569,699	$ 48,828,495	$ 56,793,225

10 Transactions with FOBAPROA:

As part of the measures adopted to face the economic crisis experienced late in 1994, BBVA Bancomer entered into the following transactions with FOBAPROA:

- Transfer of loan portfolio cash flows in 1995 and 1996
- Transfer of repossessed assets starting in 1996

Additionally, BBVA Bancomer acquired the branches of Banca Cremi (CREMI) and Banco de Oriente (BANORIE) effective October 1, 1996.

As consideration for the above transactions, collection rights from FOBAPROA were recognized, which as of December 31, 2001 and 2000 consisted of:

Bancomer portfolio transactions-						
Tranches I and II	$ 72,677,627	$ 68,517,084	$ 1,157,281	$ 1,207,479	$ 73,834,908	$ 69,724,563
Promex promissory note	24,870,459	25,051,982	-	-	24,870,459	25,051,982
Cash flows to be delivered to FOBAPROA	(10,293,016)	(7,945,480)	(1,460,669)	(1,408,484)	(11,753,685)	(9,353,964)
Reserve for decrease in value of promissory note	(23,269,172)	(22,473,894)	-	-	(23,269,172)	(22,473,894)
	63,985,898	63,149,692	(303,388)	(201,005)	63,682,510	62,948,687
BBV-Mexico portfolio transactions-						
FOBAPROA I	5,338,988	6,039,744	-	-	5,338,988	6,039,744
FOBAPROA II	11,935,558	11,257,346	-	-	11,935,558	11,257,346
Arrendadora Atlas	361,655	336,610	-	-	361,655	336,610
Cash flows to be delivered to FOBAPROA	(2,600,316)	(3,149,604)	-	-	(2,600,316)	(3,149,604)
Reserve for decrease in value of promissory note	(3,036,155)	(2,901,763)	-	-	(3,036,155)	(2,901,763)
	11,999,730	11,582,333	-	-	11,999,730	11,582,333
Acquisition of Cremi and Banorie branches	10,070,436	10,681,834	-	-	10,070,436	10,681,834
	22,070,166	22,264,167	-	-	22,070,166	22,264,167
Total under loan portfolio	86,056,064	85,413,859	(303,388)	(201,005)	85,752,676	85,212,854
Transfer of repossessed assets	-	7,051,366	-	-	-	7,051,366
Reserve for repossessed real estate transferred to trust	-	(4,599,372)	-	-	-	(4,599,372)
Total repossessed assets	-	2,451,994	-	-	-	2,451,994
Total	$ 86,056,064	$ 87,865,853	$ (303,388)	$ (201,005)	$ 85,752,676	$ 87,664,848

Collection rights on the transfer of loan portfolio cash flows to FOBAPROA entered during 1995 and 1996 have an effective term of ten years, bearing interest at rates referenced to the CETES and LIBOR, depending on the transaction applicable to Mexican peso and US dollar transactions, respectively.

Since March 1998, the program established by FOBAPROA to translate collection rights in US dollars into collection rights in Mexican pesos has been used. Variable amounts are translated each month and the translated collection rights are added to those in Mexican pesos under the same conditions as mentioned above.

Some of the transactions of the portfolio sold to FOBAPROA establish that the credit institution will share collection risks on portfolio cash flows equivalent to 25% of the value of the collection rights at maturity. Any gains on such portfolio will be assigned to BBVA Bancomer. On February 25, 1998, the Commission established the accounting criterion for the recognition of an allowance for loan losses for the loan portfolio under this process.

As a result of the financial strengthening process mentioned in Note 2, an allowance for loan losses covering the overall 25% loss sharing with FOBAPROA was established against shareholders' equity. After completion of this process, the credit institution only records 75% of the proceeds of the value of the promissory notes, establishing an allowance for loan losses for the remaining 25%. This allowance is necessary to cover 100% of the credit institution's risk and the incentives program.

The risk-sharing FOBAPROA promissory notes amount to $46,056,144 after collections and allowances and correspond to the sale of the portfolios identified as "Tranches I and II" and "FOBAPROA II", of Bancomer and BBV-México, respectively.

Also, in March 2001, the credit institutions agreed with the Commission on the early cancellation of the foreclosed asset trust fund, with figures as of March 31, 2001. As a result of this cancellation, the foreclosed assets that had been transferred to the trust funds were recorded back on the books of the Banks at their original values, thus creating a reserve equivalent to the accumulated restatement amount recorded in the trust funds from September 1997 through March 2001, to fully recognize this effect. The reserve recorded in 2001 amounted to $227,000.

Collection rights arising from the liabilities assumed on the acquisition of the Cremi and Banorie branch networks bear interest at variable rates referenced to the TIIE.

Promissory notes corresponding to the financial strengthening program of Promex bear interest at the 91-day TIIE rate and will mature in 2008.

The amount of the loan portfolio whose cash flows were transferred to FOBAPROA and the corresponding allowance for loan losses, were as follows:

	[illegible]	[illegible]
Loan portfolio	$ 22,745,653	$ 31,299,584
Securities portfolio	1,039,083	1,399,195
Repossessed assets	4,420,998	5,534,065
Allowance for loan losses	(11,977,171)	(7,787,904)
Other reserves	(626,763)	-
Total	$ 15,601,800	$ 30,444,940

11 Allowance for loan losses:

The classification of Bancomer's loan portfolio that was used as the basis to record the allowance for loan losses under the procedure described in Note 3 is as follows:

	[illegible]		[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
A	$100,473,204	$ 795,408	$ 98,550,825	$ 303,103
B	19,896,838	2,555,409	26,406,098	1,040,596
C	11,047,302	3,890,955	14,167,571	3,863,471
D	5,909,353	4,176,945	18,289,058	11,824,360
E	2,692,063	3,004,661	4,356,952	4,896,467
Subtotal	140,018,760	14,423,378	161,770,504	21,927,997
Loans not classified	-	-	51,040	-
Portfolio exempt from classification	157,973,656	-	159,511,669	-
	$297,992,416	14,423,378	$321,333,213	21,927,997
Write-offs applied		(308,585)		(788,791)
Excess allowances created		70,515		3,162,953
Allowance recorded as of December 31		$ 14,185,308		$ 24,302,159

The balance of the allowance for loan losses as of December 31, 2001 was determined based on the balances of the trade portfolio as of December 31, and the balances of the mortgage and consumer portfolios as of November 30.

The total allowance for loan losses includes 100% of past-due interest as of December 31, 2001 and 2000.

As of December 31, 2001, the allowance for loan losses represented 112% of the non-performing portfolio.

The allowance includes the classification of the loans granted in foreign currency, considering the exchange rate effective at December 31, 2001.

In conformity with the regulations established, the Credit Institution did not record any allowance for the loan portfolio of the UDI trusts for states and municipalities.

Changes in the allowance for loan losses-

Below is an analysis of the allowance for loan losses:

	[illegible]	[illegible]
Balance at beginning of year	$ 24,302,159	$ 17,397,579
Provisions charged to results of the year	2,480,555	3,186,799
Extraordinary provisions charged to shareholders' equity	-	1,575,261
Provisions from merger	-	11,464,648
Applications and write-offs for the year	(13,718,799)	(7,627,233)
Goodwill and other adjustments	-	(1,015,169)
Rental programs reinstatement	1,506,096	-
Creation of reserves for cost reduction of UDI trust related liabilities	203,908	-
Loss from monetary position	(588,611)	(679,726)
Balance at end of year	$ 14,185,308	$ 24,302,159

12 Repossessed assets:

The balance of repossessed assets as of December 31, 2001 and 2000 is as follows:

	[illegible]	[illegible]
Land	$ 844,236	$ 1,415,969
Construction	3,656,075	2,770,365
Other	375,259	1,130,831
	4,875,570	5,317,165
Security deposits	(373,717)	-
	4,501,853	5,317,165
Reserve for impairment of asset values	(671,547)	(367,185)
	$ 3,830,306	$ 4,949,980

13 Property, furniture and equipment:

The balance of property, furniture and equipment as of December 31, 2001 and 2000 is as follows:

	[illegible]	[illegible]
Furniture and equipment	$ 12,859,582	$ 11,834,684
Properties for office use	12,430,800	14,592,464
Installation expenses	3,815,216	4,889,806
	29,105,598	31,316,954
Less- Accumulated depreciation and amortization	(13,813,475)	(13,432,642)
	$ 15,292,123	$ 17,884,312

14 Equity investments:

Certain subsidiaries that are not significant were not consolidated either because they are under liquidation, subject to dissolution or the Commission expressly excludes them from consolidation, since they are not part of the financial sector.

The detail of the investment in unconsolidated subsidiaries and associated companies, valued using the equity method, is as follows:

Equity Percentage		Investment in Shares in Subsidiaries and Associated Companies	
		2001	2000
75.01%	Seguros Bancomer, S.A.	$ 727,334	$ 870,409
1.22%	Siefore Bancomer Real, S.A. de C.V.	656,624	740,242
66.91%	Grupo Canadá, S.A. de C.V.	93,752	477,626
49.80%	Onexa, S.A. de C.V.	316,055	411,596
99.99%	Pensiones Bancomer, S.A. de C.V.	308,367	243,326
11.81%	Servicio Panamericano de Protección, S.A. de C.V.	311,034	300,226
99.99%	Seguros BBV-Probursa, S.A. de C.V.	-	222,129
55.00%	Grupo Constructora RAM, S.A. de C.V.	113,451	129,197
Various	Mutual Funds	174,690	175,862
Various	Other	611,854	764,559
	Total	$ 3,313,161	$ 4,335,172

The investment in shares of associated companies at December 31, 2001 and 2000 was determined based on unaudited financial information.

15 Deferred taxes:

The Financial Group recognized deferred taxes arising from tax loss carryforwards and the temporary differences between book and taxable income, of $25,028,432 and $27,243,944 in 2001 and 2000, respectively, on the following items:

	2001			2000		
	Temporary Differences	Deferred		Temporary Differences	Deferred	
Item	Base	Income Taxes	Employee Profit Sharing	Base	Income Taxes	Employee Profit Sharing
Temporary differences giving rise to a deferred tax asset:						
Allowance for loan losses (nondeductible portion)	$ 36,773,774	$ 12,870,821	$ 2,090,109	$ 46,732,577	$ 16,356,402	$ 2,676,275
Loss on sale of shares	2,538,289	888,401	-	4,048,006	1,416,802	-
Debtors and creditors	245,046	85,766	-	300,137	105,048	-
Investments valuation at market	1,741,951	609,683	-	(73,854)	(25,849)	-
Tax loss carryforwards	30,040,041	10,514,014	-	25,243,970	8,835,389	-
Integration reserve	424,889	148,711	-	707,634	247,672	-
Other assets	1,273,310	445,659	-	1,740,339	615,375	-
Total	73,037,300	25,563,055	2,090,109	78,698,809	27,550,839	2,676,275
Temporary differences giving rise to a deferred tax liability:						
Repossessed assets already deducted	(1,092,012)	(382,204)	211,603	(804,732)	(281,656)	222,231
Fixed assets	4,014,129	1,404,945	-	5,389,253	1,886,239	-
Capitalized interest on FOBAPROA transactions	-	-	-	1,668,477	583,967	-
Sirecas taxable until collection	-	-	-	474,817	166,186	48,254
Other liabilities	466,740	163,359	4,029	1,052,937	353,718	4,231
Total	3,388,857	1,186,100	215,632	7,780,752	2,708,454	274,716
Tax rate reduction adjustment	-	(1,223,000)	-	-	-	-
Net accumulated asset	$ 69,648,443	$ 23,153,955	$ 1,874,477	$ 70,918,057	$ 24,842,385	$ 2,401,559

Based on the projections of the Financial Group's management, the deferred tax asset arising from tax loss carryforwards will be recovered before their expiration between 2001 and 2006. Regarding the deferred tax asset arising from the allowance for loan losses, it will be recovered once the above-mentioned tax loss carryforwards are amortized.

As explained in Note 22, the new Income Tax Law became effective on January 1, 2002. Among other changes, the Law calls for the gradual reduction of the income tax rate to 32%. According to provisions under Bulletin D-4, "Accounting for income and asset taxes and employee profit sharing" of PCGA and based on the projections prepared in connection with the recovery of deferred taxes, management adjusted the balance of the deferred taxes considering the rates expected to be in effect at the time of the recovery of the tax amounts. The effect of this adjustment was $1,223,000 and was reflected in the results of the year under deferred income taxes and employee profit sharing.

16 Goodwill:

As of December 31, 2001 and 2000, goodwill was made up as follows:

Banca Promex	$ 2,705,501	$ 180,366	$ 2,525,135
Afore Bancomer	1,717,117	93,010	1,624,107
Seguros Bancomer	621,064	36,820	584,244
Pensiones Bancomer	139,748	7,570	132,178
Other	66,290	11,877	54,413
Total	$ 5,249,720	$ 329,643	$ 4,920,077

Banca Promex	$ 2,705,501	$ 45,091	$ 2,660,410
Afore Bancomer	1,717,117	7,152	1,709,965
Seguros Bancomer	621,064	5,766	615,298
Pensiones Bancomer	139,748	583	139,165
Other	66,290	8,563	57,727
Total	$ 5,249,720	$ 67,155	$ 5,182,565

17 Funding:

Liquidity coefficient-

Banco de México establishes the procedures to calculate the liquidity coefficient of the foreign currency denominated liabilities for credit institutions.

Based on the above procedures, in 2001 and 2000 BBVA Bancomer generated liquidity requirements of US$1,165,835,000 and US$2,351,345,000, respectively, and maintained investments in liquid assets of US$1,395,847,000 and US$2,751,221,000, reflecting liquidity excesses of US$230,012 and US$399,876, respectively.

On the other hand, Banco de México establishes that credit institutions must make regulatory monetary deposits for an indefinite period of time, bearing interest payable based on the 28-day TIIE rate published by Banco de México. As of December 31, 2001 and 2000, regulatory monetary deposits made by BBVA Bancomer amounted to $20,734,804 and $11,974,101, respectively, and were included in the balance with Banco de México, under cash and due from banks.

Funding-

Liabilities resulting from funding activities are as follows:

Sight deposits		
Demand deposits	$132,051,406	$120,485,430
Savings deposits	135,778	141,476
Time deposits		
Time deposits	23,620,946	40,307,870
Notes with interest payable at maturity	166,882,204	153,686,100
Bank bonds	502,644	1,276,434
Total	$323,192,978	$315,897,310

18 Bank and other loans:

At December 31, 2001 and 2000, loans from other credit institutions were as follows:

Bank loans	$ 12,861,436	$ 515,140	$ 15,179,591	$ 24,029,753	$ 28,041,027	$ 24,544,893
Loans from other institutions	9,050,397	10,913,329	1,509,545	2,976,937	10,559,942	13,890,266
Total	$ 21,911,833	$ 11,428,469	$ 16,689,136	$ 27,006,690	$ 38,600,969	$ 38,435,159

Bank and other loans in foreign currency were contracted by the Financial Group at terms from 2 days to 7 years, and at interest rates that range from 1.16% to 11.04%.

19 Employee benefits:

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Financial Group's employees. The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method. The amount of the liability is invested under the plan assets, through irrevocable trust.

As of December 31, 2001 and 2000, the liability corresponding to the personnel of BBVA Bancomer (main subsidiary) was as follows:

Current benefit obligation	$ 3,844,402	$ 3,664,211
Plan assets	$ 4,032,422	$ 3,893,051
Net current liability	$ -	$ -
Projected benefit obligations	$ 4,032,422	$ 3,893,051
Plan assets	4,032,422	3,893,051
Net projected liability	$ -	$ -
Vested benefit obligation	$ 2,352,806	$ 2,215,486
Payments made	$ 287,008	$ 232,695

As of December 31, 2001 and 2000, the net cost for the year was as follows:

Labor cost	$ 173,036	$ 224,077
Financial cost	259,861	268,279
Amortization of transition liability	-	36,788
Amortization of past service costs-		
Assumptions variations and experience adjustments	-	2,267
Less- Plan assets yield	(258,685)	(305,085)
Net cost for the year	$ 174,212	$ 226,326

The real interest rates utilized in the actuarial projections were as follows:

Investment return rate	6.5%	6.5%
Discount rate	5.5%	5.5%
Salary increase rate	1.5%	1.5%

Usual indemnity payments are charged to results in the period in which they are made.

The Financial Group established a new pension plan of defined contributions where, aside from the defined benefit monthly retirement pension, benefits will be granted upon voluntary retirement, death or total and permanent disability, through defined contributions to each employee's individual fund.

In connection with the Financial Group integration process, as of December 31, 2001 and 2000, BBVA Bancomer recorded a reserve for integration expenses amounting to $424,889 and $1,001,699, respectively, which includes a provision for indemnity payments.

20 Subordinated debentures:

[illegible]	[illegible]	[illegible]
Subordinated debentures-		
Subordinated debentures Bancomer 98, at the average interbank equilibrium interest rate (TIIE), payable every 28 days and maturing on September 28, 2006.	$ 2,500,000	$ 2,625,564
Subordinated debentures for US$100 million, issued in December 1995 at 3-month LIBOR plus 4 percentage points, payable quarterly with settlement at maturity on June 21, 2004.	916,950	1,009,248
Subordinated debentures for US$125 million, issued in March 1996 at a floating rate with 4 percentage points spread over 3-month LIBOR, payable quarterly with settlement at maturity on March 29, 2004.	1,146,187	1,261,558
Subordinated debentures for US$10 million, issued on May 24, 1996 at a floating rate with a spread over 3-month LIBOR, plus 3.5 percentage points, payable quarterly with settlement at maturity on May 28, 2004.	91,695	100,925
Subordinated debentures for US$115 million, issued on May 15, 1996 at a floating rate with a spread over 3-month LIBOR, plus 3.5 percentage points, payable quarterly with settlement at maturity on May 15, 2004.	1,054,493	1,160,633
Subordinated debentures PROMEX 93, bearing interest at the greater of the CEDES, CETES or TIIE rates, plus 2.00 to 3.50 percentage points, payable every 28 days and maturing on January 10, 2002.	62,500	131,278
Subordinated debentures PROMEX 95-1, bearing interest at the greater of the CEDES, CETES or TIIE rates, plus 1.50 to 2.50 percentage points, payable every 28 days and maturing on April 10, 2003.	100,000	157,534
Subordinated debentures PROMEX 95-2, bearing interest at the greater of the CEDES, CETES or TIIE rates, plus 1.50 to 2.50 percentage points, payable every 28 days and maturing on September 18, 2003.	100,000	157,534
Subordinated debentures for US$170 million, issued on January 28, 2000, at a floating 3-month LIBOR plus 4.25 percentage points, payable semiannually, beginning on the issuance date, which were repaid prior to maturity on June 29, 2001.	-	1,715,719
Unpaid accrued interest	15,447	103,443
	5,987,272	8,423,436
Debentures voluntarily convertible into BBVA Bancomer's capital stock-		
Subordinated debentures for US$30 million, issued on December 20, 1996, at a floating rate with a spread over 6-month LIBOR, plus 1 percentage point, payable semiannually with settlement at maturity on December 20, 2006.	275,085	302,774
UDI-denominated subordinated debentures for 408,700,000 UDIs, at 8.75% annually, divided by 360 days and multiplying the result by the number of days of each period by the result obtained by the UDI value on the interest payment date, convertible into Mexican pesos, and maturing on March 29, 2002.	1,248,690	1,247,571
Total	$ 7,511,047	$ 9,973,781

Issuance-related expenses are amortized under the straight-line method over the life of the issues.

In June 2001, BBVA Bancomer made an early cash repayment of US$172.6 million, including interest, corresponding to the BBV 2000 subordinated debentures issued in January 2000.

21 Transactions and balances with subsidiaries and associated companies:

Balances and transactions with unconsolidated subsidiaries and associated companies were not significant and were the result of normal business activities.

22 Tax environment:

Income tax regulations-

The Financial Group and its subsidiaries are subject to income taxes, which are computed taking into consideration certain taxable and deductible effects of inflation, such as depreciation calculated on restated asset values, which permits the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component. The income tax rate in effect until 2001 was 35% on taxable income with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Beginning in 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Taxable income-

The principal items affecting the determination of taxable income or tax loss of the Financial Group and its consolidated subsidiaries were the inflationary component, book gain on sale of shares, interest generated from the transfer to FOBAPROA of the rights to the cash flows of the loan portfolio, final aid discounts, losses in sales of loans portfolio, application of other losses, undistributed earnings of subsidiaries and expenses incurred on obligations with third parties, which have a different treatment for book and tax purposes.

The Financial Group and its consolidated subsidiaries have tax loss carryforwards to be amortized for income tax purposes, which will be indexed for inflation through the year applied. Tax loss carryforwards may be applied against taxable income over a period not longer than ten years. The restated amount at the date of these financial statements and the expiration dates are as follows:

Year	Restated Amount of Tax Loss Carryforwards	Expiration Date
1992	$ 270,298	2002
1993	404,447	2003
1994	428,401	2004
1995	2,788,716	2005
1996	3,879,338	2006
1997	7,535,236	2007
1998	5,853,401	2008
1999	2,144,505	2009
2000	4,139,704	2010
2001	5,770,784	2011
	$ 33,214,830	

Asset taxes-

The Financial Group and its subsidiaries are subject to asset taxes, which are computed at an annual rate of 1.8% on the average of fixed assets, expenses and deferred charges, less the average liabilities incurred in the acquisition of such assets. Asset taxes paid during the year by the Financial Group's subsidiaries were not significant.

Employee profit sharing-

Employee profit sharing is computed based on taxable income, considering tax depreciation at historical values and without considering the inflationary component.

23 Shareholders' equity:

Capital stock-

As of December 31, 2001 and 2000, the Financial Group's capital stock was comprised as follows:

	[illegible]					
	2001			2000		
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Series"O"	9,400,000,000	(344,168,049)	9,055,831,951	6,000,000,000	(1,116,174,482)	4,883,825,518
Series"L"	-	-	-	2,400,000,000	(1,384,991,747)	1,015,008,253
Total	9,400,000,000	(344,168,049)	9,055,831,951	8,400,000,000	(2,501,166,229)	5,898,833,771
Conversion of debentures	-	168,781,871	168,781,871	-	93,972,539	93,972,539
Decrease in capital stock	-	-	-	(2,454,683,159)	2,454,683,159	-
Increase in capital stock	-	-	-	3,454,683,159	(3,454,683,159)	-
Exchange on BBV-Probursa merger	-	-	-	-	2,924,499,952	2,924,499,952
Subscription payment IPAB	-	-	-	-	145,775,543	145,775,543
Subscription preference rights	-	-	-	-	69,146	69,146
Repurchase of own shares	-	-	-	-	(7,319,000)	(7,319,000)
	9,400,000,000	(175,386,178)	9,224,613,822	9,400,000,000	(344,168,049)	9,055,831,951

	[illegible]					
	2001			2000		
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Series "O"	$ 1,034,000	$ (37,858)	$ 996,142	$ 660,000	$ (122,779)	$ 537,221
Series "L"	-	-	-	264,000	(152,349)	111,651
Total	1,034,000	(37,858)	996,142	924,000	(275,128)	648,872
Conversion of debentures	-	18,566	18,566	-	10,337	10,337
Decrease in capital stock	-	-	-	(270,015)	270,015	-
Increase in capital stock	-	-	-	380,015	(380,015)	-
Exchange on BBV-Probursa merger	-	-	-	-	321,695	321,695
Subscription payment IPAB	-	-	-	-	16,035	16,035
Subscription preference rights	-	-	-	-	8	8
Repurchase of own shares	-	-	-	-	(805)	(805)
	$ 1,034,000	$ 19,292	1,014,708	$ 1,034,000	$ (37,858)	996,142
Restatement to Mexican pesos as of December 31, 2001			1,700,116			1,699,683
			$ 2,714,824			$ 2,695,825

Exchange of Series "L" shares for Series "O" shares-

During a General Extraordinary Shareholder's Meeting held on April 24, 2001, the shareholders agreed on the conversion of Series "L" shares, representing additional capital stock into Series "O" shares, representing the common portion of the capital stock.

As of December 31, 2001, the Financial Group's capital stock amounted to $1,034,000 (at nominal value) and was represented by 9,400,000,000 nominative, Series "O" shares, with a par value of $0.11 each. Of the 9,224,613,822 fully subscribed and paid shares, 4,171,045,689 correspond to the fixed portion and 5,053,568,133 to the variable portion.

The Financial Group left 175,386,178 shares in the treasury, of which up to 100,000,000 will be used, by December 20, 2006 to convert the debentures issued in favor of the International Finance Corporation (IFC).

Issuance of BBVA Bancomer, S.A. capital notes-

On February 9, 2001, BBVA Bancomer issued capitalization instruments (capital notes) for US$500 million placed through a global offering, with an annual yield of 10.5% over a 10-year term. BBVA Bancomer has reserved the right to early redeem the capital notes beginning in the fifth year from their issuance date.

This issue was listed on the Luxembourg Stock Exchange and offered through a global offering according to Rule 144-A of the US Securities Exchange Act to qualified US institutional investors, and under Regulation "S" of this Act to non-US investors.

The issuance of these notes is contemplated in the capitalization rules issued by the SHCP and significantly contribute to the strengthening of BBVA Bancomer's capitalization base.

In conformity with the capital notes offering memorandum, payment of yields may be suspended in the event that the capitalization index of the Bank should be below the minimum required by the authorities or by any other regulation. Therefore, these notes are considered risk instruments and in conformity with the accounting criteria established by the Commission, are included in the minority interest under shareholders' equity.

Conversion of Grupo Financiero BBVA Bancomer, S.A. de C.V. into an affiliated holding company-

During a General Extraordinary Shareholders' Meeting held on October 3, 2001, the shareholders agreed on the conversion of Grupo Financiero BBVA Bancomer, S.A. de C.V. into an affiliated holding company in conformity with the provisions of the Financial Groups Law, provided that: (i) Banco Bilbao Vizcaya Argentaria, S.A., through its affiliate BBVA International Investment Corporation, increases its equity holdings in the Group to at least 51% of the capital stock, and (ii) the corresponding authorizations are obtained from the competent authorities.

Subordinated debentures mandatorily convertible into capital stock-

As of December 31, 2001 and 2000, the Financial Group had issued subordinated debentures mandatorily convertible into capital stock, whose main characteristics are as follows:

Item	2001	2000
Subordinated debentures GFBB 95, 95-2 and 95-3, mandatorily convertible into Series "O" shares, at variable interest considering the higher of the TIIP plus 1 percentage point and the CETES plus 4 percentage points, for terms of up to 365 days, payable monthly and maturing on May 16, 2002.	$ -	$ 768,345

During fiscal 2001, the subordinated debentures GFBB 95, 95-2 BS 95-3 were early converted into capital stock, according to the issuance minutes. This represented a 168,781,871 increase of Series "O" shares of the Financial Group. This conversion generated increases in the capital stock and additional paid-in capital of $18,999 and $729,647, respectively.

Restrictions on earnings-

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Financial Group must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income Tax Law.

No individual or entity may acquire, directly or indirectly through one or more transactions of any kind, whether simultaneous or successive, control over Series "O" shares representing more than 5% of the Financial Group's capital stock. The SHCP may, when it deems so justified, authorize the acquisition of a greater percentage, not exceeding 20%, except in the cases provided for under Sections I to VI of Article 20 of the Financial Groups Law.

The annual net income of the Financial Group, not including equity in its subsidiaries, is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of outstanding capital stock. This reserve may not be distributed to shareholders during the existence of the Financial Group, except in the form of a stock dividend.

Capitalization index-

On September 22, 1999, SHCP issued new capitalization rules for financial institutions that gradually entered into effect beginning January 1, 2000 and will be fully applied beginning January 1, 2003. The new capitalization rules establish requirements regarding specific levels of net capital as a percentage of assets exposed to market and credit risks. However, in order to calculate net capital, deferred taxes will decrease gradually as of 2000 until they represent a maximum of 20% of the basic capital in 2003.

At December 31, 2001, the combined capitalization index of the credit institutions represented 15.66% of total risk (market and credit) and 18.59% of credit risk, which are 7.66 and 10.59 points above the minimum required.

When applying the capitalization rules that will become effective in 2003, the estimated combined capitalization index of the credit institutions as of December 31, 2001 would represent 11.02% of total risk (market and credit), which is 3.02 points above the minimum required.

The net capital, divided into basic and complementary capital, is detailed as follows:

Basic capital:

Item	Amount
Shareholders' equity	$ 36,354,062
Capitalization instruments	3,310,547
Deduction of investment in shares of financial entities	(3,769,896)
Deduction of investment in shares of nonfinancial entities	(1,375,507)
Deduction of deferred taxes	(5,253,899)
Organization expenses, other intangibles	(183,548)
Other assets	(19,376)
Total	$ 29,062,383

Complementary capital:

Item	Amount
Debentures and capitalization instruments	$ 6,297,121
Allowance for loan losses	2,020,339
Total	$ 8,317,460

Below are the main characteristics of the debentures:

Item	Amount	Date of Maturity	Calculation Percentage	Weighted Amount
Nonconvertible- computable in the complementary capital:				
Bancomer-98	$ 2,500,000	28/09/06	100%	$ 2,500,000
BBV-PROBURSA 96 BIS	275,085	20/12/06	100%	275,085
BANCOMER USD	916,950	21/06/04	60%	550,170
BANCOMER USD	1,146,187	29/03/04	60%	687,713
BANCOMER USD	91,695	28/05/04	60%	55,017
BANCOMER USD	1,054,493	15/05/04	60%	632,695
PROMEX 95-1	50,000	10/04/02	20%	10,000
PROMEX 95-1	50,000	10/04/03	40%	20,000
PROMEX 95-2	50,000	18/09/02	20%	10,000
PROMEX 95-2	50,000	18/09/03	40%	20,000
PROMEX 93	62,500	10/01/02	20%	12,500
Computable capital notes	4,584,750	16/02/11	28%	1,274,203
Voluntary conversion BANCOMER	1,248,690	29/03/02	20%	249,738
				$ 6,297,121

Assets at risk are as follows:

Assets subject to market risk:

Item	Weighted Positions at Risk	Capital Requirement
Transactions in Mexican pesos with nominal rate	$ 12,748,825	$ 1,019,906
Transactions in Mexican pesos with real rate or denominated in UDIs	5,289,083	423,127
Interest rate transactions in foreign currency with nominal rate	6,055,450	484,436
Positions in UDIs with yield referred to NCPI	91,919	7,354
Positions in currencies with yield indexed to exchange rates	1,455,861	116,469
Positions in shares or with yield indexed to the price of a share or group of shares	11,931,009	954,480
Total market risk	$ 37,572,147	$ 3,005,772

Assets subject to credit risk:

Item	Weighted Assets at Risk	Capital Requirement
Group II (weighted at 20%)	$ 16,303,163	$ 1,304,253
Group III (weighted at 100%)	184,795,994	14,783,680
Total credit risk	$201,099,157	$ 16,087,933

24 Foreign currency position:

As of December 31, 2001 and 2000, the Financial Group had foreign currency denominated assets and liabilities, mainly in US dollars, translated at the exchange rates issued by Banco de México of $9.1695 and $9.6098 per US dollar, respectively, as follows:

	Thousands of US Dollars	
	2001	2000
Assets	27,097,009	13,661,513
Liabilities	26,959,195	13,507,615
Net US dollar denominated assets	137,814	153,898
Equivalent in thousands of Mexican pesos	$ 1,263,685	$ 1,478,929

As of January 31, 2002, the unaudited net asset position in foreign currency decreased to US$27,723 (thousands) (equivalent to $253,562) and the Mexican peso/US dollar exchange rate as of that date was $9.1463.

25 UDI position:

As of December 31, 2001 and 2000, the Financial Group had UDI-denominated assets and liabilities translated into Mexican pesos, considering the prevailing equivalence of $3.055273 and $2.909158 per UDI, respectively, as follows:

	Thousands of UDIs	
	2001	2000
Assets	5,374,296	7,058,325
Liabilities	2,109,598	3,005,323
Net UDI-denominated assets	3,264,698	4,053,002
Equivalent in thousands of Mexican pesos	$ 9,974,544	$ 11,790,823

The asset position as of December 31, 2001 was mainly represented by positions in UDIBONOS.

As of January 31, 2002, the unaudited UDI position was similar to that at yearend, and the equivalence as of this date was $3.066435 per UDI.

26 Net earnings per share:

Net earnings per share is the result of dividing net income by the weighted average number of shares outstanding of the Financial Group.

Diluted earnings per share represent an adjustment to net income and the number of shares outstanding, considering the effect that the future capitalization of mandatorily convertible subordinated debentures will have.

Net earnings per share are also adjusted by the integral cost of financing (interest expense less monetary gain) of the debentures. This income, as adjusted, is divided by the weighted average number of shares outstanding, including those corresponding to future capitalization of debentures outstanding.

As of December 31, 2001 and 2000, the result of the above and the effects on income from continuing and discontinued operations, are as follows:

	2001			2000
	Income	Number of Shares	Earnings per Share	Earnings per Share
Income from continuing operations attributable to paid-in capital	$ 6,248,036	9,143,576,011	$ 0.68333	$ 0.40864
Discontinued operations	(157,359)	9,143,576,011	(0.01721)	(0.17195)
Earnings per share	$ 6,090,677	9,143,576,011	$ 0.66612	$ 0.23669
Diluted earnings per share	$ 6,093,477	9,193,858,686	$ 0.66278	$ 0.23919

27 Extraordinary items:

In 2001 and 2000, the Financial Group and its subsidiaries recognized, in their income statements, net expenses arising from discontinued operations or extraordinary items, as follows:

	2001						2000	
[illegible]		[illegible]		[illegible]		[illegible]		[illegible]
Restructuring reserve	$	(617,266)	$	216,043	$	(401,223)	$	(1,282,256)
Sale of Seguros BBV Probursa, S.A. de C.V.		173,856		-		173,856		-
Sale of Crédito Familiar, S.A. de C.V.		92,588		(22,580)		70,008		-
Total	$	(350,822)	$	193,463	$	(157,359)	$	(1,282,256)

28 Preventive and saving protection mechanism:

In December 1998, the Congress of the Union approved a law through which FOBAPROA would be gradually phased out from January 1, 1999 through June 1999, and IPAB was created and assumed the assets and obligations of FOBAPROA as a result of the strengthening of credit institutions.

During 2001 and 2000, contributions made by the Credit Institution to IPAB and FOBAPROA amounted to $1,385,916 and $1,105,244, respectively.

The law establishes a six-month period to conduct an audit of FOBAPROA and, based on the results, some of the loans originally sold will be returned to the credit institutions, without a reduction in the amount of the promissory notes already formalized, since the returned portfolio will be replaced by other loans approved by IPAB. In addition, IPAB will grant a guarantee covering the collection rights under the terms and conditions that will be established in the general rules to be published.

As of this date, BBVA Bancomer has complied with all requirements to adhere to the new procedure established by IPAB, pending approval by the pertinent authorities.

In addition, the aforementioned law discontinues the existence of the Stock Market Support Fund (FAMEVAL), so investors of brokerage houses are no longer protected. However, on March 9, 1999, through the Mexican Association of Stockbrokers a trust was established where Banco Nacional de México, S.A., División Fiduciaria, acts as trustee and the brokerage houses as trustors. The purpose of this trust is to create a fund that will provide brokerage houses with a financial reserve up to the amount of the contributions made by each of them.

The Bank Savings Protection Law amends, among others, certain articles of the Stock Market Law, which must be observed by potential brokerage houses' share investors.

29 Contingencies:

During 2001, BBVA Bancomer detected certain irregular transactions at a Monterrey, Mexico branch. In order to meet the probable resulting contingencies related to these transactions, upon prior notice to the Commission, BBVA Bancomer created a $425,435 reserve, of which $163,483 was charged to retained earnings and $261,952 was charged to the results of the year, in conformity with Bulletin A-7 of the Mexican Institute of Public Accountants. The charge to the results of prior years is shown by adjusting the beginning balances of 1999 in the statement of changes in shareholders' equity.

As of December 31, 2001 and 2000, BBVA Bancomer is subject to various legal proceedings and claims. However, in the opinion of its legal counsel, the claims lack foundation and, if the resolutions are unfavorable, it is not likely that they will have a material adverse effect on its financial position. BBVA Bancomer has recorded a reserve of $221,063 for contentious issues.

30 Segment information:

The entities of the Financial Group participate in different activities of the financial system, including full service banking, stock market intermediation, financial services, management of mutual funds, management of pension funds, etc.

In order to analyze the financial information by segments, the table below shows revenues obtained during 2001 (in millions of Mexican pesos):

		[illegible]								
		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]
Net interest income after provision for loan losses	$	17,497	$	737	$	-	$	233	$	18,467
Commissions and fees, net		7,467		-		2,322		378		10,167
Trading gain		-		1,983		-		57		2,040
Total	$	24,964	$	2,720	$	2,322	$	668	$	30,674

Other revenues include commissions for the management of fiduciary transactions and mutual funds.

No segment information corresponding to the year ended December 31, 2000 is presented, because the statement of income for that period only includes the consolidated results of the subsidiaries of BBV-Probursa corresponding to the second half of the year because the merger was based on figures as of June 30, 2000. Therefore, the information is not comparable.

Management will be, in a short term of time, in condition to obtain more detailed segment information, after the integration systems process implemented as a consequence of the banking business reorganization.

31 Risk management:

Considering the Commission's regulatory requirements relative to the disclosure of the policies and procedures established by credit institutions for comprehensive risk management, below are the measures implemented by management for this purpose, as well as the corresponding quantitative information.

The implementation of the "Prudential Rules on Comprehensive Risk Management", defined in Circular 1423, issued by the Commission, was accomplished through the recognition of basic rules for efficient risk management, evaluating risks as quantifiable (credit, market and liquidity) and unquantifiable (operational and legal), so the basic identification, measurement, monitoring, limitation, control and disclosure processes are satisfied. Below is a summary of this implementation:

- *Participation of the governing bodies*

The Board of Directors is responsible for establishing the objectives of risk exposure and fixing capital related limits, as well as authorizing the policies and procedures manuals related to risks.
The Risk Committee is responsible for monitoring the position and compliance with the risk limits to which the banks are exposed, and for controlling adherence to the Board of Directors' resolutions.

- *Policies and procedures*

Risk manuals with standard contents, including strategy, organization and operating, technological and methodological frameworks, and regulatory processes.
Specific manual for legal risks, including related methodologies.
Defined and limited third-party responsibilities, risk training programs and communication of policies and procedures.

- *Strategic decision making*

Independence of the Comprehensive Risk Management Unit.
Interaction of this unit with operating committees.
Establishment of monitoring processes and daily and monthly reports.
Limits structure in terms of economic capital for each business unit and type of risk.
Establishment, by the Risk Committee, of the authorization process for new products and/or services implying risk for the Banks.

- *Tools and analyses*

Continuous measurement of credit, market and liquidity risks under "consistent" methodologies and parameters.
Indicators of diversification levels (correlations).
Establishment of periodic analyses of sensitivity, testing under extreme conditions and review and improve of models.
Put in place monitoring and operational and legal risk control methodologies in conformity with international standards.
Risks integration by defining "capital requirements" to absorb them.

- *Information*

Periodic reports to the Risk Committee, Board of Directors, risk taking units, finance and senior management.

- *Technological platform*

Comprehensive review of all source and calculation systems for risk measuring.
Projects for the improvement, quality and sufficiency of data and automation.

- *Audit and controllership*

Internal review of the implementation of Circular 1423 project, and establishment of compliance programs for each, kind and area risk.

- *Training programs*

The Institution believes that currently the implementation of Circular 1423 reflects an adequate percentage of completion. However, projects such as improvement of measurements and limitations, automation of processes and methodology improvement are still under way.
Audit of the implementation of Circular 1423 by an independent accounting firm showed no observations for noncompliance.

Methodological framework-

For risk purposes, the Bank's balance sheet is envisioned as follows:

- *Market risk-*

Operations and investment portfolios (investments in trading securities and securities available for sale, ledger of repurchase and resale transactions and related derivative transactions).
Structural balance sheet (the other assets, including securities held to maturity and derivatives for the management of interest rate risk).

- *Credit risk-*

Companies and corporate offices (traditional loan portfolio, including PyMES and exposures due to investments in security issues and, as counterparty, use of derivative instruments).
Retail/consumer loans (credit cards, financing plans and mortgage portfolio).
With respect to the risk market measurement process and the operations and investment portfolios, the "daily" measurement of market risk is done through statistical techniques of the Value at Risk (VaR), the core measurement. As an example, VaR consists of the following:

(a) To define the sensitivity level in the valuation of positions facing changes in prices, rates or indexes.

(b) To estimate the "reasonably" expected change for a determined timeframe in such prices, rates or indexes, considering the level under which such factors can "move as a whole".

(c) To revalue the portfolio under such "expected changes as a whole" and determine the potential "maximum" loss in terms of value.

The VaR has been set based on the consideration that, in a day's transactions, losses will not exceed the calculated amount 99% of the times. This confidence level has been raised from the 97.5% formerly used, to reflect a more conservative risk management policy.

Regarding the structural market risk of interest rates, the balance sheet is categorized, in accordance with the estimated lives of each line item. Hence, the portfolio is "valued" under current conditions and its sensitivity to rate increases or decreases is determined.

Regarding the liquidity risk of the balance sheet, the circuits, reports, management authority levels, as well as the contingency plans were defined and approved by the Risk Committee with respect to the management of the treasury short-term liquidity, and to the management of the liquidity risk in the balance sheet under the Comprehensive Risk Management Unit.

The measurement of credit risk is based on the Expected Loss and the Unexpected Loss. The first one is an indicator of the current value due to payment noncompliance of the loan portfolio over the next twelve months, while the second one is a dispersion indicator around the expected loss.

Quantitative information-

Operation and investment portfolio-

	VaR 1 Day (unaudited)	
Risk type	December 31, 2001	Average fourth quarter 2001
Interest rate	$ 66,934	$ 59,868
Variable income	15,841	1,036
Foreign exchange	1,078	21,275
Weighted	61,067	57,913

32 Commitments:

(a) BBVA's agency in London entered into a purchase option transaction of UDIBONOS with Mitsubishi Bank of Tokyo (MBT) for up to an amount equivalent to 1,220 million UDIs. According to the conditions agreed to by the parties, in the event of payment noncompliance of principal or interest by the Mexican Government and if such noncompliance exceeds 30 days or a payment moratorium is declared, the credit institution commits to repurchase the aforementioned securities, thus assuming the risk inherent to this transaction.

(b) In December 1996, the credit institution signed a "Mandate Letter" with IFC, whereby IFC granted to the credit institution a line of credit for up to US$80 million, to support the financial restructuring, expanding investments and modernization of plants, new projects and working capital. Also, from this amount, US$10 million should be utilized to support the states of Oaxaca and Chiapas.

Investor Relations
Telephone: (52 55) 56 21 58 75
Fax: (52 55) 56 21 33 84
investor.relations@bbva.bancomer.com

Corporate Communications
Telephone: (52 55) 56 21 18 52
Fax: (52 55) 56 21 14 77

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Forward-Looking Statements May Prove Inaccurate

This Annual Report contains certain forward-looking statements and information relating to Grupo Financiero BBVA Bancomer and its subsidiaries and other offices (collectively, "BBVA Bancomer") that are based on the beliefs of its management as well as assumptions made by, and information currently available to, BBVA Bancomer. Such statements reflect the current view of BBVA Bancomer with respect to future events. Nonetheless, these statements are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, financial objectives, loan portfolio growth, and availability of funds, performance or achievements of BBVA Bancomer to be materially different from any future results.

Since there is data which is difficult or impossible to predict accurately, much of which is beyond the control of the company, there can be no assurance that the forward-looking statements included herein will prove to be accurate.

Performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business and financial conditions globally, and in the countries in which BBVA Bancomer does business, changes in interest rates, inflation rates, exchange rates, business strategy and various other factors.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. BBVA Bancomer does not intend, and does not assume any obligation, to update these forward-looking statements. The information contained herein shall not be used to make a business or investment decision whatsoever.

BBVA Bancomer